INTERIM REPORT
For the nine months ended
September 30, 2025

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at September 30, 2025 and December 31, 2024
(unaudited - US$ millions)

	Notes	September 30, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $207.5; December 31, 2024 – $193.6)	5	2,788.5	2,502.7
Insurance contract receivables		919.2	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $904.6; December 31, 2024 – $1,240.7)	5	11,805.5	7,620.5
Bonds (cost $37,825.8; December 31, 2024 – $37,852.9)	5	38,049.6	37,390.3
Preferred stocks (cost $954.7; December 31, 2024 – $944.6)	5	2,481.0	2,365.0
Common stocks (cost $7,850.0; December 31, 2024 – $7,116.1)	5	9,125.4	7,464.2
Investments in associates (fair value $10,279.0; December 31, 2024 – $8,144.8)	5, 6	8,316.1	7,153.3
Derivatives and other invested assets (cost $1,082.4; December 31, 2024 – $903.9)	5, 7	1,342.9	1,159.7
Assets pledged for derivative obligations (cost $148.6; December 31, 2024 – $154.8)	5	150.8	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,343.0; December 31, 2024 – $3,163.3)	5, 6	2,052.5	1,916.6
		73,323.8	65,220.4

Reinsurance contract assets held	9	11,238.7	10,682.6
Deferred income tax assets		353.2	325.0
Goodwill and intangible assets		8,305.4	8,278.2
Other assets		9,423.7	8,988.0
Total assets		106,352.5	96,777.3

Liabilities
Accounts payable and accrued liabilities		5,959.4	6,078.3
Derivative obligations	5, 7	392.8	356.9
Deferred income tax liabilities		2,025.8	1,714.0
Insurance contract payables		973.4	923.0
Insurance contract liabilities	8	52,748.5	47,602.2
Borrowings – holding company and insurance and reinsurance companies	11	10,512.0	8,858.2
Borrowings – non-insurance companies	11	3,330.5	2,895.5
Total liabilities		75,942.4	68,428.1

Equity	12
Common shareholders’ equity		25,672.4	22,959.8
Preferred stock		520.2	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax		26,192.6	24,068.0
Non-controlling interests		4,217.5	4,281.2
Total equity		30,410.1	28,349.2
		106,352.5	96,777.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2025 and 2024
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2025	2024	2025	2024
Insurance
Insurance revenue	16	8,266.7	8,139.6	23,484.6	23,319.9
Insurance service expenses	17	(6,452.1)	(6,633.4)	(19,374.3)	(19,032.5)
Net insurance result		1,814.6	1,506.2	4,110.3	4,287.4
Cost of reinsurance		(1,447.7)	(1,636.0)	(4,110.6)	(4,782.8)
Recoveries of insurance service expenses	17	876.6	1,178.8	2,851.1	3,605.2
Net reinsurance result		(571.1)	(457.2)	(1,259.5)	(1,177.6)
Insurance service result	16	1,243.5	1,049.0	2,850.8	3,109.8
Other insurance operating expenses	16, 17	(300.5)	(325.8)	(862.6)	(853.7)
Net finance expense from insurance contracts	10	(809.8)	(1,449.2)	(2,021.9)	(2,015.9)
Net finance income from reinsurance contract assets held	10	194.0	336.6	503.0	532.6
		327.2	(389.4)	469.3	772.8
Investment income
Interest and dividends	5	655.4	609.9	1,928.2	1,813.7
Share of profit of associates	6	305.0	260.2	564.3	609.3
Net gains on investments	5	426.2	1,287.3	2,434.3	1,470.4
		1,386.6	2,157.4	4,926.8	3,893.4
Other revenue and expenses
Non-insurance revenue		2,198.1	1,620.4	6,468.5	4,672.7
Non-insurance expenses	17	(2,003.5)	(1,582.4)	(6,212.3)	(4,567.3)
Interest expense		(213.1)	(164.4)	(610.9)	(476.3)
Corporate and other expenses	17	(130.7)	(147.6)	(357.1)	(334.0)
		(149.2)	(274.0)	(711.8)	(704.9)
Earnings before income taxes		1,564.6	1,494.0	4,684.3	3,961.3
Provision for income taxes	14	(318.9)	(374.5)	(883.7)	(1,016.3)
Net earnings		1,245.7	1,119.5	3,800.6	2,945.0

Attributable to:
Shareholders of Fairfax		1,151.7	1,030.8	3,534.1	2,722.7
Non-controlling interests		94.0	88.7	266.5	222.3
		1,245.7	1,119.5	3,800.6	2,945.0

Net earnings per share		$55.90	$46.04	$168.31	$119.24
Net earnings per diluted share		$52.04	$42.62	$156.31	$110.41
Cash dividends paid per share		$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)		21,506	22,118	21,574	22,522

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2025 and 2024
(unaudited – US$ millions)

	Third quarter		First nine months
	2025	2024	2025	2024

Net earnings	1,245.7	1,119.5	3,800.6	2,945.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(166.0)	166.2	240.2	(152.1)
Gains (losses) on hedge of net investment in Canadian subsidiaries	48.9	(22.9)	(68.6)	50.6
Losses on hedge of net investment in European operations	(0.8)	(33.0)	(104.0)	(8.5)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(34.0)	110.9	238.6	67.1
Other	(1.9)	(4.8)	(0.3)	(5.2)
	(153.8)	216.4	305.9	(48.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	12.4	—	12.4	—
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	0.6	(0.1)	1.7	0.2
	(140.8)	216.3	320.0	(47.9)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	22.6	(9.9)	26.5	27.3
Share of net gains (losses) on defined benefit plans of associates	2.4	0.2	0.5	(1.1)
Other	(9.1)	(1.2)	(9.1)	11.5
	15.9	(10.9)	17.9	37.7
Other comprehensive income (loss), net of income taxes	(124.9)	205.4	337.9	(10.2)

Comprehensive income	1,120.8	1,324.9	4,138.5	2,934.8

Attributable to:
Shareholders of Fairfax	1,073.7	1,225.2	3,906.0	2,730.9
Non-controlling interests	47.1	99.7	232.5	203.9
	1,120.8	1,324.9	4,138.5	2,934.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2025 and 2024
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as at January 1, 2025	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Net earnings for the period	—	—	—	3,534.1	—	3,534.1	—	3,534.1	266.5	3,800.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	288.3	288.3	—	288.3	(48.1)	240.2
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(68.6)	(68.6)	—	(68.6)	—	(68.6)
Losses on hedge of net investment in European operations	—	—	—	—	(104.0)	(104.0)	—	(104.0)	—	(104.0)
Share of other comprehensive income of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	222.3	222.3	—	222.3	16.3	238.6
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	12.4	12.4	—	12.4	—	12.4
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	1.7	1.7	—	1.7	—	1.7
Net gains (losses) on defined benefit plans	—	—	—	—	26.7	26.7	—	26.7	(0.2)	26.5
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	(0.1)	(0.1)	—	(0.1)	0.6	0.5
Other	—	—	—	—	(6.8)	(6.8)	—	(6.8)	(2.6)	(9.4)
Issuances for share-based payments	—	115.1	(112.3)	—	—	2.8	—	2.8	—	2.8
Purchases and amortization for share-based payments	—	(145.3)	134.4	—	—	(10.9)	—	(10.9)	—	(10.9)
Redemptions and purchases for cancellation (note 12)	(134.2)	—	—	(722.6)	—	(856.8)	(588.0)	(1,444.8)	—	(1,444.8)
Common share dividends	—	—	—	(343.6)	—	(343.6)	—	(343.6)	(105.3)	(448.9)
Preferred share dividends	—	—	—	(20.4)	—	(20.4)	—	(20.4)	—	(20.4)
Deconsolidation of subsidiaries (note 13)	—	—	—	—	—	—	—	—	(32.8)	(32.8)
Net changes in capitalization	—	—	(31.2)	44.9	1.6	15.3	—	15.3	(194.7)	(179.4)
Other	—	—	—	(31.2)	51.4	20.2	—	20.2	36.6	56.8
Balance as at September 30, 2025	5,528.0	(1,069.0)	723.8	21,448.7	(959.1)	25,672.4	520.2	26,192.6	4,217.5	30,410.1

Balance as at January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings for the period	—	—	—	2,722.7	—	2,722.7	—	2,722.7	222.3	2,945.0
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(125.7)	(125.7)	—	(125.7)	(26.4)	(152.1)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	50.6	50.6	—	50.6	—	50.6
Losses on hedge of net investment in European operations	—	—	—	—	(8.5)	(8.5)	—	(8.5)	—	(8.5)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	62.8	62.8	—	62.8	4.3	67.1
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.2	0.2	—	0.2	—	0.2
Net gains on defined benefit plans	—	—	—	—	25.7	25.7	—	25.7	1.6	27.3
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.9)	(0.9)	—	(0.9)	(0.2)	(1.1)
Other	—	—	—	—	4.0	4.0	—	4.0	2.3	6.3
Issuances for share-based payments	—	95.1	(92.4)	—	—	2.7	—	2.7	—	2.7
Purchases and amortization for share-based payments	—	(226.6)	118.9	—	—	(107.7)	—	(107.7)	—	(107.7)
Purchases for cancellation (note 12)	(250.9)	—	—	(876.2)	—	(1,127.1)	—	(1,127.1)	—	(1,127.1)
Common share dividends	—	—	—	(363.1)	—	(363.1)	—	(363.1)	(154.2)	(517.3)
Preferred share dividends	—	—	—	(37.1)	—	(37.1)	—	(37.1)	—	(37.1)
Net changes in capitalization	—	—	98.5	(107.2)	2.5	(6.2)	—	(6.2)	(59.1)	(65.3)
Other	—	—	—	(23.0)	35.9	12.9	—	12.9	14.8	27.7
Balance as at September 30, 2024	5,745.0	(1,038.2)	737.7	18,191.4	(915.6)	22,720.3	1,335.5	24,055.8	4,755.8	28,811.6

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2025 and 2024
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2025	2024	2025	2024
Operating activities
Net earnings		1,245.7	1,119.5	3,800.6	2,945.0
Depreciation, amortization and impairment charges		165.5	226.2	624.7	536.5
Net bond discount amortization		(70.9)	(78.6)	(200.1)	(236.2)
Amortization of share-based payment awards		46.0	44.8	134.4	118.9
Share of profit of associates	6	(305.0)	(260.2)	(564.3)	(609.3)
Deferred income taxes	14	74.8	124.7	233.8	258.5
Net gains on investments	5	(426.2)	(1,287.3)	(2,434.3)	(1,470.4)
Net purchases of investments classified at FVTPL		(91.7)	(399.3)	(1,367.4)	(490.0)
Changes in operating assets and liabilities		1,514.1	2,001.4	3,490.6	2,204.5
Cash provided by operating activities		2,152.3	1,491.2	3,718.0	3,257.5

Investing activities
Sales of investments in associates	6	55.9	105.3	607.5	120.8
Distributions and dividends from investments in associates	6	40.3	260.1	247.4	339.7
Purchases of investments in associates	6	(191.0)	(119.9)	(968.6)	(269.4)
Net purchases of premises and equipment and intangible assets		(263.7)	(108.6)	(474.5)	(291.8)
Net sales (purchases) of investment property		2.0	(4.2)	—	(27.9)
Purchases of subsidiaries, net of cash acquired		(89.6)	—	(171.5)	(18.0)
Proceeds from sale of non-insurance subsidiaries, net of cash divested		6.0	30.7	143.0	67.4
Deconsolidation of non-insurance subsidiaries	13	(59.0)	—	(59.0)	—
Increase in restricted cash for acquisition of non-insurance subsidiary		—	(562.7)	—	(562.7)
Cash used in investing activities		(499.1)	(399.3)	(675.7)	(641.9)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		569.3	—	1,458.9	1,932.9
Repayments		(23.2)	(505.8)	(23.2)	(1,044.7)
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		204.4	35.9	320.9	210.8
Repayments		(380.2)	(6.8)	(554.5)	(164.1)
Net borrowings (repayments) on revolving credit facilities and short term loans		441.9	(39.7)	682.5	70.4
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(17.6)	(16.3)	(53.5)	(46.5)
Principal payments on lease liabilities - non-insurance companies		(39.6)	(35.8)	(115.7)	(101.5)
Subordinate voting shares:	12
Purchases for treasury		(13.0)	(80.2)	(145.3)	(226.6)
Purchases for cancellation		(495.9)	(189.0)	(856.8)	(1,127.1)
Common share dividends		—	—	(343.6)	(363.1)
Preferred shares:	12
Redemptions		(179.7)	—	(470.5)	—
Dividends		(5.7)	(12.4)	(20.4)	(37.1)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		0.3	0.4	14.6	0.9
Purchases of non-controlling interests		(8.7)	—	(171.3)	(142.4)
Dividends paid to non-controlling interests		(19.0)	(16.6)	(105.3)	(154.2)
Cash provided by (used in) financing activities		33.3	(866.3)	(383.2)	(1,192.3)
Increase in cash and cash equivalents		1,686.5	225.6	2,659.1	1,423.3
Cash and cash equivalents – beginning of period	5	7,171.3	6,270.4	6,112.5	5,121.4
Foreign currency translation		(0.9)	24.4	85.3	(24.3)
Cash and cash equivalents – end of period	5	8,856.9	6,520.4	8,856.9	6,520.4

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2025 and 2024
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2025 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 6, 2025.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements issued but not yet effective
The new pronouncements Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) and IFRS 18 Presentation and Disclosure in Financial Statements have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2025. The company does not expect to adopt the new pronouncements in advance of their effective dates and is currently evaluating their expected impacts on the company's consolidated financial statements. Details of the new pronouncements are provided in the company's annual consolidated financial statements for the year ended December 31, 2024.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2024.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	September 30, 2025	December 31, 2024
Holding company
Cash and cash equivalents(1)	322.7	663.2
Short term investments	180.1	51.6
Bonds(2)	335.8	444.8
Preferred stocks	20.5	20.2
Common stocks(3)	172.9	92.5
Derivatives (note 7)	1,549.0	1,036.8
	2,581.0	2,309.1
Assets pledged for derivative obligations:
Cash equivalents	—	101.1
Bonds	207.5	92.5
	207.5	193.6

Holding company cash and investments as presented on the consolidated balance sheet	2,788.5	2,502.7
Derivative obligations (note 7)	(4.1)	(0.6)
	2,784.4	2,502.1
Portfolio investments
Cash and cash equivalents(1)	9,392.2	6,662.1
Short term investments	2,413.3	958.4
Bonds(2)	38,049.6	37,390.3
Preferred stocks	2,481.0	2,365.0
Common stocks(3)	9,125.4	7,464.2
Investments in associates(2) (note 6)	8,316.1	7,153.3
Derivatives (note 7)	647.4	538.0
Other invested assets(4)	695.5	621.7
	71,120.5	63,153.0
Assets pledged for derivative obligations:
Cash equivalents	15.7	—
Bonds	135.1	150.8
	150.8	150.8

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	35.1	86.2
Bonds	58.1	157.1
Common stocks	337.6	321.0
Investments in associates (note 6)	1,621.7	1,352.3
	2,052.5	1,916.6

Portfolio investments as presented on the consolidated balance sheet	73,323.8	65,220.4
Derivative obligations (note 7)	(388.7)	(356.3)
	72,935.1	64,864.1

Total cash and investments, net of derivative obligations	75,719.5	67,366.2

(1)    Includes aggregate restricted cash and cash equivalents at September 30, 2025 of $908.8 (December 31, 2024 - $1,400.1), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows. Restricted cash at December 31, 2024 included $835.0 held at a depository that was released on January 1, 2025 in connection with the company's investments in Blizzard Vacatia Equity Partners LLC ("Blizzard Vacatia") as described in footnote 2 below.
(2)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.
(3)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2025 of $2,379.0 (December 31, 2024 - $2,282.3).
(4)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	September 30, 2025		December 31, 2024
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)(2)
Due in 1 year or less(3)	11,188.2	10,989.5	9,324.8	9,117.2
Due after 1 year through 3 years(3)	7,425.7	7,438.9	8,110.9	7,975.6
Due after 3 years through 5 years(3)	14,346.0	14,679.1	6,939.6	7,004.5
Due after 5 years through 10 years(4)	5,006.7	5,075.4	12,309.6	12,273.6
Due after 10 years(5)	600.7	603.2	2,036.2	1,864.6
	38,567.3	38,786.1	38,721.1	38,235.5
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Excludes interest rate swaps with notional amount of $1,900.0 and U.S. treasury bond forward contracts with notional amount of $1,330.2 held at December 31, 2024.
(3)    Includes the company's investments in first mortgage loans at September 30, 2025 of $5,578.4 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
(4)    Includes U.S. treasury bonds at September 30, 2025 of $2,712.0 (December 31, 2024 - $10,222.4) with maturities between 5 to 7 years.
(5)    Includes U.S. treasury bonds at September 30, 2025 of $1.2 (December 31, 2024 - $1,204.7) with maturities between 28 to 30 years.

The increase in the company's holdings of bonds due in 1 year or less was primarily due to the passage of time impacting their earliest contractual maturity date, partially offset by net sales and maturities of corporate and other bonds of $1,318.6, other government bonds of $309.1, Canadian government bonds of $305.4 and U.S. treasury bonds of $282.0. The decrease in the company's holdings of bonds due after 1 year through 3 years was primarily due to the passage of time impacting their earliest contractual maturity date and net sales of other government bonds of $207.3, partially offset by net purchases of corporate and other bonds of $535.3 and U.S. treasury bonds of $141.1. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to the passage of time impacting the earliest contractual maturity date of U.S. treasury bonds that previously had maturities between 5 to 7 years, net purchases of corporate and other bonds of $1,294.2, other government bonds of $201.9 and U.S. treasury bonds of $98.9. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting the earliest contractual maturity date of U.S. treasury bonds and net sales of U.S. treasury bonds of $427.2, partially offset by net purchases of other government bonds of $566.2 and corporate and other bonds of $346.9. The decrease in the company's holdings of bonds due after 10 years was primarily due to net sales of U.S. treasury bonds with maturities principally between 28 to 30 years for net proceeds of $1,173.2.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2025				December 31, 2024
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	9,765.7	—	—	9,765.7	7,512.6	—	—	7,512.6

Short term investments:
Canadian government and provincials	954.6	—	—	954.6	98.5	—	—	98.5
U.S. treasury	910.5	—	—	910.5	217.8	—	—	217.8
Other government	87.0	249.8	—	336.8	55.7	171.0	—	226.7
Corporate and other	—	391.5	—	391.5	—	467.0	—	467.0
	1,952.1	641.3	—	2,593.4	372.0	638.0	—	1,010.0
Bonds:
Canadian government and provincials	—	2,497.7	—	2,497.7	—	2,741.0	—	2,741.0
U.S. treasury	—	14,653.3	—	14,653.3	—	15,863.9	—	15,863.9
U.S. states and municipalities	—	189.1	—	189.1	—	179.6	—	179.6
Other government	—	6,820.6	46.1	6,866.7	—	6,087.4	45.9	6,133.3
Corporate and other(1)	—	7,101.2	7,478.1	14,579.3	—	7,601.0	5,716.7	13,317.7
	—	31,261.9	7,524.2	38,786.1	—	32,472.9	5,762.6	38,235.5
Preferred stocks:
Canadian	17.9	—	19.9	37.8	16.3	—	19.2	35.5
U.S.	—	—	435.5	435.5	—	—	398.9	398.9
Other	15.2	1,712.4	300.6	2,028.2	12.3	1,936.7	1.8	1,950.8
	33.1	1,712.4	756.0	2,501.5	28.6	1,936.7	419.9	2,385.2
Common stocks:
Canadian	1,849.6	77.5	300.7	2,227.8	1,264.5	175.4	332.4	1,772.3
U.S.	1,103.4	36.5	1,572.7	2,712.6	902.4	34.3	1,396.0	2,332.7
Other	2,454.2	691.9	1,549.4	4,695.5	1,757.0	575.7	1,440.0	3,772.7
	5,407.2	805.9	3,422.8	9,635.9	3,923.9	785.4	3,168.4	7,877.7

Derivatives and other invested assets	—	1,843.1	1,048.8	2,891.9	—	1,354.2	842.3	2,196.5

Derivative obligations (note 7)	—	(186.0)	(206.8)	(392.8)	—	(222.7)	(134.2)	(356.9)

Holding company cash and investments and portfolio investments measured at fair value	17,158.1	36,078.6	12,545.0	65,781.7	11,837.1	36,964.5	10,059.0	58,860.6

	26.1%	54.8%	19.1%	100.0%	20.1%	62.8%	17.1%	100.0%

Investments in associates (note 6)	5,966.3	695.9	6,529.0	13,191.2	4,420.5	679.5	5,643.8	10,743.8
(1)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2025 of $5,578.4 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at September 30, 2025 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2024.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2025 and 2024 there were no significant transfers of financial instruments between Level 1 and Level 2. There were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs during the first nine months of 2025 except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis. During the nine months ended September 30, 2024 the company's investments in common shares and compulsory convertible preferred shares of Go Digit Infoworks Services Private Limited ("Digit"), classified as investments in associates and preferred stocks, respectively, were both transferred from Level 3 to Level 2 due to the completion of the initial public offering of Digit's general insurance subsidiary, Go Digit General Insurance Limited ("Digit Insurance"). The company's investments in the Digit common shares and compulsory convertible preferred shares are classified as Level 2 as their fair values are principally determined through the traded market price of the Digit Insurance common shares which were listed on both the BSE and NSE in India following Digit Insurance's initial public offering.

	2025
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,762.6	419.9	2,104.8	70.9	992.7	708.1	10,059.0
Net realized and unrealized gains included in the consolidated statement of earnings	111.7	26.1	115.4	9.0	23.4	263.5	549.1
Purchases(2)(3)	2,621.3	10.0	206.0	—	77.7	149.5	3,064.5
Transfer into category(4)	—	299.6	—	—	—	—	299.6
Sales and distributions(2)	(1,045.8)	(1.4)	(140.3)	(11.8)	(40.2)	(284.0)	(1,523.5)
Unrealized foreign currency translation gains on foreign subsidiaries included in other comprehensive income (loss)	74.4	3.4	11.8	6.3	8.6	4.9	109.4
Deconsolidation of non-insurance subsidiary	—	(1.6)	—	—	(11.5)	—	(13.1)
Balance - September 30	7,524.2	756.0	2,297.7	74.4	1,050.7	842.0	12,545.0

	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains included in the consolidated statement of earnings	46.2	79.6	82.5	7.0	69.2	108.7	393.2
Purchases(2)	964.0	7.0	190.1	—	70.3	20.1	1,251.5
Sales and distributions(2)	(815.5)	(1.4)	(139.6)	(8.6)	(191.5)	(11.8)	(1,168.4)
Transfer out of category(5)	—	(1,787.8)	—	—	—	—	(1,787.8)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	1.0	(1.2)	(1.6)	0.2	(1.8)	(6.3)	(9.7)
Balance - September 30	5,992.7	438.2	2,129.6	71.4	903.7	603.2	10,138.8
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net purchases of first mortgage loans of $733.6 (2024 - $233.8).
(3)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.
(4)    During the first nine months of 2025 the company's investment in Atlas Corp. preferred shares was transferred from Level 2 to Level 3 following a change in the observability of the instrument's credit spread which is used in the valuation of the instrument.
(5)    During the first nine months of 2024 the company's investment in Digit compulsory convertible preferred shares was transferred from Level 3 to Level 2 following the completion of Digit Insurance's initial public offering as described on the preceding page.

Net gains (losses) on investments

	Third quarter
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments

Long equity exposures and financial effects(1)(2)(3)	23.9	500.7	524.6	(58.5)	381.4	322.9
Total bonds	(14.4)	(29.9)	(44.3)	40.9	787.7	828.6
Other	(159.2)	105.1	(54.1)	(161.9)	297.7	135.8
Net gains (losses) on investments	(149.7)	575.9	426.2	(179.5)	1,466.8	1,287.3

	First nine months
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments

Long equity exposures and financial effects(1)(2)(3)	617.0	1,487.5	2,104.5	649.9	325.5	975.4
Total bonds	(212.9)	631.8	418.9	35.8	283.2	319.0
Other	(421.8)	332.7	(89.1)	(144.9)	320.9	176.0
Net gains (losses) on investments	(17.7)	2,452.0	2,434.3	540.8	929.6	1,470.4

(1)    During the third quarter and first nine months of 2025 the company's long equity total return swaps on Fairfax subordinate voting shares produced net losses of $60.6 and net gains of $584.5 (2024 - net gains of $229.5 and $691.6), comprised of net realized gains of $21.7 and $69.2 (2024 - net realized losses of $1.8 and net realized gains of $248.7), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized losses of $82.3 and net change in unrealized gains of $515.3 (2024 - net change in unrealized gains of $231.3 and $442.9). See note 7 for details.

(2)    On March 28, 2025 the company sold its investment in Sigma Companies International Corp. for total consideration of $327.1 and recorded a net realized gain of $178.7 as described in note 6.
(3)    During the first nine months of 2025 the company sold 96.9 million shares of Eurobank for cash consideration of $248.5 (€232.9) and recorded a net realized gain of $58.5 as described in note 6.
6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2025			December 31, 2024			Third quarter		First nine months
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2025	2024	2025	2024
Insurance and reinsurance
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	454.9	362.1	49.0%	434.9	325.3	14.4	7.7	50.4	23.8
Albingia SA ("Albingia")(1)	33.0%	246.4	250.6	—	—	—	4.1	—	4.1	—
Other	—	337.5	218.0	—	311.0	207.5	2.3	1.6	2.3	(3.7)
		1,038.8	830.7		745.9	532.8	20.8	9.3	56.8	20.1
Non-insurance(2)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(2)(3)	31.7%	4,508.8	2,666.8	34.4%	2,923.5	2,374.8	140.7	138.3	351.0	343.7
Poseidon Corp. ("Poseidon")	43.9%	2,046.3	2,002.0	43.3%	2,046.3	1,858.5	67.9	61.7	216.9	163.0
EXCO Resources Inc. ("EXCO")	49.3%	459.6	478.3	49.3%	459.6	458.1	38.8	(4.8)	18.7	24.6
Quess Corp Limited ("Quess")(2)(4)	34.7%	148.4	191.1	34.6%	397.3	426.4	1.7	2.7	(25.0)	7.4
Other(4)(5)(6)(7)(8)	—	2,077.1	2,147.2	—	1,572.2	1,502.7	12.8	39.6	(107.3)	57.8
		9,240.2	7,485.4		7,398.9	6,620.5	261.9	237.5	454.3	596.5
		10,279.0	8,316.1		8,144.8	7,153.3	282.7	246.8	511.1	616.6
Fairfax India
Investments in associates(9)	—	2,912.2	1,621.7	—	2,599.0	1,352.3	22.3	13.4	53.2	(7.3)
		13,191.2	9,937.8		10,743.8	8,505.6	305.0	260.2	564.3	609.3
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    On May 13, 2025 the company acquired a 33.0% indirect equity interest in Albingia for cash consideration of $236.5 (€209.7) and commenced applying the equity method of accounting to its investment. Albingia is a French insurance company that writes specialty property and casualty insurance.
(2)    During the third quarter and first nine months of 2025 the company recognized distributions and dividends of $35.3 and $452.6 (2024 - $261.2 and $339.9) from its non-insurance associates and joint arrangements, of which $200.9 was the company's share of the non-cash spin-off by Quess described in footnote (4) and $140.3 (€124.5) was the company's share of a dividend paid by Eurobank.
(3)    During the first nine months of 2025 the company sold 96.9 million shares or an approximate 2.7% equity interest in Eurobank for gross proceeds of $248.5 (€232.9) which decreased the company's equity interest to 31.7% and resulted in the recognition of a realized gain of $58.5 in the consolidated statement of earnings. The sales were mandatory technical adjustments to the company’s significant equity interest in Eurobank.
(4)    On April 21, 2025 Quess spun off two of its wholly-owned subsidiaries, Digitide Solutions Limited ("Digitide"), which provides information technology and business process solutions, and Bluspring Enterprises Limited ("Bluspring"), which operates as an asset management and integrated services company, in a non-cash distribution. The company recorded its initial investments in Digitide and Bluspring at their fair values of $148.3 and $52.6, and applied the equity method of accounting to its 34.8% equity interest in each of Quess, Digitide and Bluspring. The common shares of Digitide and Bluspring commenced publicly trading on both the BSE and NSE in India on June 11, 2025.
(5)    During the first nine months of 2025 the company made an additional investment of $373.7 in Waterous Energy Fund III, a limited partnership.
(6)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia for $25.0 as described in note 5. Blizzard Vacatia is a newly formed company with Vacatia Inc. (“Vacatia”) engaged in the development, sales, marketing and rental of timeshare resorts. Vacatia has extensive experience in the hospitality industry as a provider of solutions for timeshare resorts. The company has limited decision-making power over the relevant activities of Blizzard Vacatia and therefore does not have the ability to exert unilateral control. The company has significant influence over Blizzard Vacatia and accordingly commenced applying the equity method of accounting to its investment in the common shares of Blizzard Vacatia.
(7)    On March 28, 2025 the company sold its equity interest in Sigma Companies International Corp. ("Sigma") for total consideration of $327.1, comprised of cash consideration of $284.1 and a retained ownership interest in Sigma of 16.1% with a fair value of $43.0 at closing of the sale, and recorded a realized gain of $178.7 in the consolidated statement of earnings. The retained ownership interest is held through a new limited partnership interest which is classified as FVTPL.
(8)    During the third quarter of 2025 the company commenced applying the equity method of accounting to its investment in Keg Restaurants Ltd. as described in note 13.

(9)    On February 20, 2025 Fairfax India acquired an additional 10.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") from Siemens Project Ventures GmbH ("Siemens") for purchase consideration of $255.0, payable in three installments, with the initial installment paid on closing, the second installment paid on August 26, 2025 and the balance to be paid during the third quarter of 2026. The company continued to apply the equity method of accounting for Fairfax India's 74.0% equity interest in Bangalore Airport due to the ongoing extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2025				December 31, 2024
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	3,907.8	128.2	1,672.5	4.1	4,156.1	140.5	1,121.2	0.4
Foreign currency derivative contracts	—	—	89.0	102.2	—	3.1	204.2	134.3
Other derivative contracts	—	227.0	434.9	286.5	—	137.3	249.4	222.2
Total			2,196.4	392.8			1,574.8	356.9

Equity derivative contracts
Long equity total return swaps
At September 30, 2025 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $981.6 (December 31, 2024 - $981.6), which included an aggregate of 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share at September 30, 2025 (December 31, 2024 - $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share) that produced net losses of $60.6 and net gains of $584.5 during the third quarter and first nine months of 2025 (2024 - net gains of $229.5 and $691.6).
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, British pound sterling and Canadian dollar, are principally used to economically hedge against fluctuations in exchange rates that primarily affect the company’s foreign currency denominated investments. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
During the third quarter of 2025 the company recorded net gains on foreign currency contracts of $88.6 (2024 - net losses of $60.7) as a result of the strengthening of the U.S. dollar against the Canadian dollar. During the first nine months of 2025 the company recorded net losses of $196.4 (2024 - net gains of $12.9) as a result of the strengthening of the euro, British pound sterling and Canadian dollar against the U.S. dollar.

8.    Insurance Contract Liabilities

	September 30, 2025			December 31, 2024
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued(1)	47,896.6	5,014.2	52,910.8	42,989.4	4,793.3	47,782.7
Assets for insurance acquisition cash flows	(162.3)	—	(162.3)	(176.8)	(3.7)	(180.5)
Insurance contract liabilities	47,734.3	5,014.2	52,748.5	42,812.6	4,789.6	47,602.2
(1)    Total at September 30, 2025 was comprised of LRC of $6,651.4 and LIC of $46,259.4 (December 31, 2024 - $5,878.1 and $41,904.6).

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2025
January 1	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
September 30	1,242.6	10,692.6	11,935.2	1,093.3	29,114.9	30,208.2	806.9	4,860.9	5,667.8	47,811.2	85.4	47,896.6

2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
September 30	1,133.7	9,726.0	10,859.7	244.5	28,087.0	28,331.5	1,046.9	4,219.0	5,265.9	44,457.1	83.1	44,540.2
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	2,747.1	37,370.7	2,791.2	42,909.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(22,850.6)	—	—	(22,850.6)
Incurred claims and other insurance service expenses	(11.1)	14,403.5	841.9	15,234.3
Amortization of acquisition costs	4,302.1	—	—	4,302.1
Prior year reserve development and release of risk adjustment on prior year claims	—	(129.7)	(592.7)	(722.4)
Insurance service expenses	4,291.0	14,273.8	249.2	18,814.0
Net insurance result	(18,559.6)	14,273.8	249.2	(4,036.6)
Net finance expense from insurance contracts	0.9	1,904.8	—	1,905.7
Foreign exchange effects	74.3	706.9	58.8	840.0
Total changes in the consolidated statement of comprehensive income	(18,484.4)	16,885.5	308.0	(1,290.9)
Cash flows:
Premiums received	23,374.2	—	—	23,374.2
Claims and other insurance service expenses paid, including investment components	—	(13,185.8)	—	(13,185.8)
Insurance acquisition cash flows	(4,447.2)	—	—	(4,447.2)
Changes in funds withheld	506.0	(487.4)	—	18.6
	19,433.0	(13,673.2)	—	5,759.8
Investment components and other	(552.9)	930.8	55.4	433.3
Balance - September 30	3,142.8	41,513.8	3,154.6	47,811.2
(1)    Includes loss components of $184.6 at January 1, 2025 and $55.3 at September 30, 2025.

Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,610.8	35,530.6	2,651.3	41,792.7

Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(22,250.9)	—	—	(22,250.9)
Incurred claims and other insurance service expenses(2)(3)	100.4	14,061.7	841.1	15,003.2
Amortization of acquisition costs	3,757.9	—	—	3,757.9
Prior year reserve development and release of risk adjustment on prior year claims	—	41.2	(602.8)	(561.6)
Insurance service expenses	3,858.3	14,102.9	238.3	18,199.5
Net insurance result	(18,392.6)	14,102.9	238.3	(4,051.4)
Net finance expense (income) from insurance contracts	(0.6)	1,872.8	—	1,872.2
Foreign exchange effects	(50.5)	52.4	1.5	3.4
Total changes in the consolidated statement of comprehensive income	(18,443.7)	16,028.1	239.8	(2,175.8)
Cash flows:
Premiums received	21,697.7	—	—	21,697.7
Claims and other insurance service expenses paid, including investment components	—	(12,668.2)	—	(12,668.2)
Insurance acquisition cash flows	(4,178.9)	—	—	(4,178.9)
Changes in funds withheld	(52.1)	35.0	—	(17.1)
	17,466.7	(12,633.2)	—	4,833.5
Investment components and other	(208.7)	226.9	(11.5)	6.7
Balance - September 30	2,425.1	39,152.4	2,879.6	44,457.1
(1)    Includes loss components of $64.7 at January 1, 2024 and $166.1 at September 30, 2024.
(2)    Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are released into insurance revenue over the remaining coverage period. During the first nine months of 2024 the insurance contracts acquired increased insurance revenue by $581.7 and incurred claims and other insurance service expenses by $686.3, which decreased the net insurance result by $104.6. Conversely, acquired contracts benefited the net reinsurance result by $82.0 as described in note 9.
(3)    Incurred claims and other insurance service expenses of $100.4 included within the LRC and within insurance service expenses in the consolidated statement of earnings comprised the recognition of losses on onerous contracts of $141.5, primarily at Gulf Insurance, and amortization of the loss component of $41.1.
Discount rates
Cash flows are discounted using risk-free yield curves that are adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	September 30, 2025				December 31, 2024				September 30, 2024
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	3.95%	4.06%	4.61%	5.01%	4.64%	4.83%	5.17%	5.37%	4.19%	3.93%	4.28%	4.52%
Canadian dollar	2.68%	3.45%	4.20%	4.54%	3.36%	3.82%	4.43%	4.60%	3.70%	3.62%	4.29%	4.56%
Euro	1.99%	2.49%	3.18%	3.64%	2.38%	2.50%	2.91%	3.23%	2.63%	2.38%	2.75%	3.13%
British pound sterling	4.09%	4.47%	5.19%	5.74%	4.74%	4.68%	5.14%	5.51%	4.60%	4.29%	4.66%	5.00%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at September 30, 2025 of 85.2% (December 31, 2024 - 84.6%).

9.    Reinsurance Contract Assets Held

	September 30, 2025			December 31, 2024
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held(1)	10,341.2	897.5	11,238.7	9,757.2	925.4	10,682.6

(1)    Total at September 30, 2025 was primarily comprised of AIC of $11,260.3 (December 31, 2024 - $10,666.8).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2025
January 1	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
September 30	(22.9)	1,318.9	1,296.0	(186.8)	7,324.9	7,138.1	(351.3)	2,243.9	1,892.6	10,326.7	14.5	10,341.2
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
September 30	(106.7)	1,334.0	1,227.3	(442.6)	7,526.0	7,083.4	(388.8)	2,355.1	1,966.3	10,277.0	10.7	10,287.7

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(548.7)	9,449.8	847.2	9,748.3

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,003.1)	—	—	(4,003.1)
Recoveries of incurred claims and other insurance service expenses	(1.4)	2,573.6	221.3	2,793.5
Prior year reserve development and release of risk adjustment on prior year claims	—	95.1	(167.2)	(72.1)
Recoveries of insurance service expenses	(1.4)	2,668.7	54.1	2,721.4
Net reinsurance result	(4,004.5)	2,668.7	54.1	(1,281.7)
Net finance income from reinsurance contract assets held	0.2	461.4	—	461.6
Foreign exchange effects	(4.0)	145.1	14.2	155.3
Total changes in the consolidated statement of comprehensive income	(4,008.3)	3,275.2	68.3	(664.8)
Cash flows:
Premiums paid	3,905.9	—	—	3,905.9
Amounts received	—	(2,619.2)	—	(2,619.2)
Changes in funds withheld	(3.4)	(23.5)	—	(26.9)
	3,902.5	(2,642.7)	—	1,259.8
Investment components and other	93.5	(127.4)	17.3	(16.6)
Balance - September 30	(561.0)	9,954.9	932.8	10,326.7
(1)    Includes loss recovery components of $73.4 at January 1, 2025 and $1.9 at September 30, 2025.

Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	180.1	8,821.0	852.6	9,853.7

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(4,620.7)	—	—	(4,620.7)
Recoveries of incurred claims and other insurance service expenses(2)	47.3	3,188.5	252.4	3,488.2
Prior year reserve development and release of risk adjustment on prior year claims	—	195.6	(197.9)	(2.3)
Recoveries of insurance service expenses	47.3	3,384.1	54.5	3,485.9
Net reinsurance result	(4,573.4)	3,384.1	54.5	(1,134.8)
Net finance income (expense) from reinsurance contract assets held	(0.2)	500.5	—	500.3
Foreign exchange effects	10.6	(3.5)	1.9	9.0
Total changes in the consolidated statement of comprehensive income	(4,563.0)	3,881.1	56.4	(625.5)
Cash flows:
Premiums paid	3,923.2	—	—	3,923.2
Amounts received	—	(2,830.2)	—	(2,830.2)
Changes in funds withheld	(3.8)	(38.2)	—	(42.0)
	3,919.4	(2,868.4)	—	1,051.0
Investment components and other	(474.6)	475.4	(3.0)	(2.2)
Balance - September 30	(938.1)	10,309.1	906.0	10,277.0
(1)    Includes loss recovery components of $23.0 at January 1, 2024 and $70.2 at September 30, 2024.
(2)    Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During the first nine months of 2024 Gulf Insurance contributed cost of reinsurance of $1,089.9, including $299.2 related to acquired contracts, and recoveries of insurance service expenses of $939.7, including $381.2 related to acquired contracts. The effect of acquired contracts benefited the net reinsurance result by $82.0.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Third quarter		First nine months
	2025	2024	2025	2024
Net finance expense from insurance contracts
Interest accreted to insurance contracts	(470.0)	(480.6)	(1,384.5)	(1,481.0)
Effect of changes in interest rates and other financial assumptions	(339.8)	(968.6)	(637.4)	(534.9)
	(809.8)	(1,449.2)	(2,021.9)	(2,015.9)

Net finance income from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	117.6	132.9	351.7	408.9
Effect of changes in interest rates and other financial assumptions	76.4	203.7	151.3	123.7
	194.0	336.6	503.0	532.6
Net finance expense from insurance contracts and reinsurance contract assets held	(615.8)	(1,112.6)	(1,518.9)	(1,483.3)

The table below presents the company's net effects from changes in discount rates on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the three and nine months ended September 30, 2025 and 2024.

	Third quarter		First nine months
	2025	2024	2025	2024
Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	(44.3)	828.6	418.9	319.0
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(263.4)	(764.9)	(486.1)	(411.2)
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	(307.7)	63.7	(67.2)	(92.2)

11.    Borrowings
Subsequent to September 30, 2025
On October 30, 2025 Recipe completed a private placement offering of $286.1 (Cdn$400.0) principal amount of 5.70% unsecured senior notes due January 29, 2033 for net proceeds of $279.1 (Cdn$390.3) after commissions and expenses. The net proceeds will be used to repay Recipe's borrowings under its credit facility.
Nine months ended September 30, 2025
On August 14, 2025 the company completed offerings of $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due August 14, 2035 and August 16, 2055 for net proceeds of $288.2 and $215.5, respectively, after discount, commissions and expenses. Contemporaneously with the issuances, the company designated the carrying value of its Cdn$400.0 and Cdn$300.0 senior notes due August 14, 2035 and August 16, 2055, respectively, as a hedge of a portion of its net investment in Canadian subsidiaries.
On June 17, 2025, pursuant to an agreement and in exchange for cash and cash equivalents received from the holding company of $335.9 (Cdn$456.0) and $185.6 (Cdn$251.9), including accrued interest, Brit became the primary co-obligor of Fairfax's Cdn$450.0 principal amount of 4.73% unsecured senior notes due November 22, 2034 (the "2034 notes") and Cdn$250.0 principal amount of 5.23% unsecured senior notes due November 23, 2054 (the "2054 notes"), respectively. The 2034 notes and 2054 notes are the joint and several obligations of the company and Brit, with Brit being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
On May 20, 2025 the company completed offerings of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due May 20, 2035 and May 20, 2055 for net proceeds of $494.5 and $395.1, respectively, after discount, commissions and expenses.
On March 14, 2025 Recipe increased its borrowings by $132.1 (Cdn$190.0) to partially fund the repurchase and cancellation of its common shares not owned by Fairfax as described in note 12.
On July 16, 2025 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry date from July 17, 2029 to July 16, 2030. At September 30, 2025 and December 31, 2024, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2025	2024
Subordinate voting shares – January 1	20,919,696	22,254,478
Purchases for cancellation	(541,794)	(1,012,906)
Treasury shares acquired	(92,153)	(198,392)
Treasury shares reissued	294,186	198,653
Subordinate voting shares – September 30	20,579,935	21,241,833
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	21,328,705	21,990,603

During the first nine months of 2025 the company purchased for cancellation 541,794 subordinate voting shares (2024 – 1,012,906) primarily under the terms of its normal course issuer bids at a cost of $856.8 (2024 – $1,127.1), of which $722.6 (2024 – $876.2) was charged to retained earnings. Subsequent to September 30, 2025, the company purchased for cancellation 107,525 subordinate voting shares under its normal course issuer bids at a cost of $178.4.

During the first nine months of 2025 the company purchased for treasury 92,153 subordinate voting shares at a cost of $145.3 (2024 - 198,392 subordinate voting shares at a cost of $226.6) for use in its share-based payment awards.

Preferred stock
On September 30, 2025 the company redeemed all of its 7,719,843 Series G cumulative fixed rate preferred shares and 2,280,157 Series H cumulative floating rate preferred shares with carrying values of $182.1 and $53.8 for $138.7 (Cdn$193.0) and $41.0 (Cdn$57.0), respectively, or Cdn$25.00 per share, and recognized a gain of $56.2 in net changes in capitalization in the consolidated statement of changes in equity.
On March 31, 2025 the company redeemed all of its 5,440,132 Series E cumulative fixed rate preferred shares, 2,099,046 Series F cumulative floating rate preferred shares and 9,200,000 Series M cumulative fixed rate preferred shares with carrying values of $124.5, $48.0 and $179.6 for $94.5 (Cdn$136.0), $36.5 (Cdn$52.5) and $159.8 (Cdn$230.0), respectively, or Cdn$25.00 per share, and recognized a gain of $61.3 in net changes in capitalization in the consolidated statement of changes in equity.
Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		Third quarter		First nine months
	September 30, 2025	December 31, 2024	2025	2024	2025	2024
Insurance and reinsurance companies	2,926.3	2,740.2	109.7	112.7	292.3	281.1
Non-insurance companies(1)	1,291.2	1,541.0	(15.7)	(24.0)	(25.8)	(58.8)
	4,217.5	4,281.2	94.0	88.7	266.5	222.3

(1)    During the first nine months of 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax's ownership interest in Recipe from 84.0% to 100.0%.

During the first nine months of 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $72.2 (2024 - $122.3) to non-controlling interests.

13.    Acquisitions and Divestitures
Subsequent to September 30, 2025
Sale of Eurolife life insurance operations to Eurobank
On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company's 80.0% equity interest in the life insurance operations of Eurolife for cash consideration of approximately $940 (€813.0), which is expected to result in an estimated pre-tax gain on closing of approximately $250, inclusive of foreign currency translation gains of approximately $25 that will be reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The company will continue to maintain its 80.0% equity interest in Eurolife General, the property and casualty insurance business operated by Eurolife. Concurrently, the company will purchase a 45.0% equity interest in Eurobank’s Cyprus non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $68 (€59.0), with an option to acquire the remainder of ERBA in the future. The proposed transactions are subject to entry into definitive agreements and customary closing conditions and are expected to close in the first quarter of 2026.
Nine months ended September 30, 2025
Acquisition of The Keg Royalties Income Fund and subsequent re-organization of Keg Restaurants Ltd.
On August 13, 2025 the company, through a subsidiary holding company, completed the acquisition of all of the issued and outstanding units of The Keg Royalties Income Fund ("The Keg Fund") that it did not already own for cash consideration of Cdn$18.60 per unit or $150.1 (Cdn$206.5) and recorded the transaction as an asset purchase substantially comprised of the brand name and other intellectual property used in the operation of The Keg restaurants. Subsequently, on September 25, 2025 the company completed a re-organization whereby its subsidiary Keg Restaurants Ltd., which was held through Recipe, amalgamated with the acquirer of The Keg Fund and the amalgamated entity was renamed Keg Restaurants Ltd. ("The Keg"). The company then partnered with a strategic third party who assumed operational control of The Keg by subscribing for shares and entering into a shareholders agreement, resulting in the company deconsolidating the assets and liabilities of The Keg from its non-insurance companies reporting segment and recording its retained interest in The Keg as an investment in associate.
Reverse take-over of Boat Rocker by Blue Ant Media Inc. and Boat Rocker management buyout
On August 1, 2025 Blue Ant Media Inc. (“Blue Ant”) became a public company via a reverse take-over of Boat Rocker, pursuant to which Boat Rocker acquired all shares of Blue Ant by exchanging 1.25 Boat Rocker shares for each share of Blue Ant. Concurrently, Boat Rocker sold certain of its production and distribution assets to a privately owned company controlled by certain members of Boat Rocker’s management. Prior to transaction close Boat Rocker had recorded impairment charges of $108.6 during the first six months of 2025. Upon closing, Boat Rocker was renamed Blue Ant Media Corporation (“Blue Ant Media”) and the company deconsolidated the assets and liabilities of Blue Ant Media from its non-insurance companies reporting segment and recorded its retained interest in Blue Ant Media at FVTPL within portfolio investments.

14.    Income Taxes
The company’s provision for income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2025	2024	2025	2024
Current income tax:
Current year expense	285.1	240.0	699.2	806.2
Adjustments to prior years’ income taxes	(41.0)	9.8	(49.3)	(48.4)
	244.1	249.8	649.9	757.8
Deferred income tax:
Origination and reversal of temporary differences	39.9	128.0	234.7	268.0
Adjustments to prior years' deferred income taxes	34.9	(3.3)	(0.9)	(9.5)
	74.8	124.7	233.8	258.5
Provision for income taxes	318.9	374.5	883.7	1,016.3
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2025	2024	2025	2024

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	414.6	395.9	1,241.3	1,049.7
Non-taxable investment income	(54.3)	(20.9)	(112.9)	(38.4)
Tax rate differential on income and losses outside Canada	(29.0)	(73.7)	(190.7)	(53.8)
Change in unrecorded tax benefit of losses and temporary differences	36.3	(14.8)	(12.3)	51.9
Other including permanent differences	(48.7)	88.0	(41.7)	6.9
Provision for income taxes	318.9	374.5	883.7	1,016.3
Non-taxable investment income in the third quarters and first nine months of 2025 and 2024 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax benefit on the tax rate differential on income and losses outside Canada of $190.7 in the first nine months of 2025 principally related to income taxed at lower rates in the U.S., Bermuda and Mauritius. The tax benefit on the tax rate differential on income and losses outside Canada of $53.8 in the first nine months of 2024 principally related to income taxed at lower rates in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes of $106.9.
The change in unrecorded tax benefit of losses and temporary differences in the third quarters and first nine months of 2025 and 2024 principally related to unrecorded deferred tax assets in Canada and the U.K.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at September 30, 2025 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2024.

United States Tariffs
The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company's operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company has performed assessments of the potential direct impacts of the U.S. Tariffs to its operations and concluded that there are no significant impacts at this time. The company continues to assess the indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on insurance claim settlements, particularly for raw materials in the auto and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company's business could have a material adverse impact on the company's operating results and financial condition.

While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company's business, financial condition and results of operations.
Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at September 30, 2025 compared to December 31, 2024.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.
Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	September 30, 2025			December 31, 2024
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,196.3	3,212.2	8.3	19,394.3	19,168.0	50.1
AA/Aa	16,944.2	17,312.4	44.6	2,333.6	2,325.3	6.1
A/A	3,417.5	3,524.0	9.1	4,241.9	4,273.3	11.2
BBB/Baa	4,596.1	4,635.3	12.0	4,783.6	4,778.8	12.5
BB/Ba	1,602.9	1,595.0	4.1	1,316.4	1,128.4	3.0
B/B	201.2	209.0	0.5	167.4	171.7	0.4
Lower than B/B	545.4	434.3	1.1	291.4	364.6	1.0
Unrated(1)	8,063.7	7,863.9	20.3	6,192.5	6,025.4	15.7
Total	38,567.3	38,786.1	100.0	38,721.1	38,235.5	100.0
(1)    Includes the company's investments in first mortgage loans at September 30, 2025 of $5,578.4 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
The decrease in bonds rated AAA/Aaa and corresponding increase in bonds rated AA/Aa was primarily due to the credit rating downgrade of U.S. treasury bonds from AAA/Aaa to AA/Aa. The decrease in bonds rated AAA/Aaa was also due to net sales of Canadian government bonds of $305.4. The increase in bonds rated AA/Aa was partially offset by net sales of U.S. treasury bonds of $1,642.4. The decrease in bonds rated A/A was primarily due to net sales of corporate and other bonds of $592.9. The increase in bonds rated BB/Ba was primarily due to net purchases of other government bonds of $446.6. The increase in unrated bonds primarily reflected the investments made in Blizzard Vacatia as described in note 5 and net purchases of first mortgage loans of $733.6.
Liquidity Risk
The holding company's remaining known significant commitments for 2025 consist of an annual payment of $165.0 on the note payable of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The holding company expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $558.1 for the nine months ended September 30, 2025, of the maximum available of $3,164.7 in 2025.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2025 compared to December 31, 2024.

Fixed income Portfolio
The company's exposure to interest rate risk on the company's fixed income portfolio decreased in the first nine months of 2025 primarily due to net sales of long-dated U.S. treasury bonds with maturities principally between 28 to 30 years and the closure of forward contracts to buy long-dated U.S. treasury bonds that were held at December 31, 2024 as described below.
At December 31, 2024 the company held forward contracts with a notional amount of $1,330.2 to buy long-dated U.S. treasury bonds and interest rate swaps with a notional amount of $1,900.0 that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates. All of these contracts were closed during the second quarter of 2025. See note 5 for details of the company's fixed income maturity profile.
Liability for incurred claims of insurance contracts, net of reinsurance
The company has exposure to interest rate risk on its insurance contracts, principally in the liability for incurred claims of insurance contract liabilities, net of the asset for incurred claims of reinsurance contract assets held ("liability for incurred claims, net of reinsurance"), of the company's property and casualty and run-off operations, and in the liability for remaining coverage of the company's life insurance operations (as a provision for life policy benefits is principally included therein).
The company's exposure to interest rate risk on the company's liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC) increased to $35,720.3 at September 30, 2025 from $32,453.7 at December 31, 2024, primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies (and the normal delay between the occurrence and payment of claims) and increased current period catastrophe losses. Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated.
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2025 compared to December 31, 2024 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at September 30, 2025 and December 31, 2024 and results of operations for the three and nine months ended September 30, 2025 and 2024:

	September 30, 2025		December 31, 2024		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Third quarter		First nine months
					2025	2024	2025	2024
Long equity exposures:
Common stocks	9,159.0	9,159.0	7,487.8	7,487.8	547.8	99.2	977.8	301.1
Bonds and preferred stocks – convertible(1)	417.2	417.2	273.6	273.6	23.7	(4.0)	113.7	(6.1)
Investments in associates(1)(2)	12,152.4	9,107.1	9,997.9	7,972.8	12.4	(0.1)	235.6	25.9
Equity derivatives(3)	3,231.1	1,668.4	2,588.0	1,120.8	(41.5)	227.0	786.6	619.4
Other	—	—	—	—	(17.8)	0.8	(9.2)	35.1
Long equity exposures and financial effects	24,959.7	20,351.7	20,347.3	16,855.0	524.6	322.9	2,104.5	975.4

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings include net losses of $60.6 and net gains of $584.5 during the third quarter and first nine months of 2025 (2024 - net gains of $229.5 and $691.6) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $44,252.6 at September 30, 2025 compared to $40,102.9 at December 31, 2024.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Holding company cash and investments (net of derivative obligations)	2,784.4	2,502.1	2,784.4	2,502.1

Borrowings – holding company(1)	8,971.6	7,882.4	8,971.6	7,882.4
Borrowings – insurance and reinsurance companies(1)	1,540.4	975.8	1,540.4	975.8
Borrowings – non-insurance companies(1)	3,330.5	2,895.5	—	—
Total debt	13,842.5	11,753.7	10,512.0	8,858.2

Net debt	11,058.1	9,251.6	7,727.6	6,356.1

Common shareholders’ equity	25,672.4	22,959.8	25,672.4	22,959.8
Preferred stock	520.2	1,108.2	520.2	1,108.2
Non-controlling interests	4,217.5	4,281.2	2,926.3	2,740.2
Total equity	30,410.1	28,349.2	29,118.9	26,808.2

Net debt/total equity	36.4%	32.6%	26.5%	23.7%
Net debt/net total capital	26.7%	24.6%	21.0%	19.2%
Total debt/total capital	31.3%	29.3%	26.5%	24.8%
Interest coverage(2)	9.5x	10.5x	12.7x	13.5x
Interest and preferred share dividend distribution coverage(2)	9.0x	9.5x	11.9x	11.8x
(1)    At September 30, 2025 the fair value of borrowings - holding company and insurance and reinsurance companies was $10,812.4 (December 31, 2024 - $8,898.2) and the fair value of borrowings - non-insurance companies was $3,328.3 (December 31, 2024 - $2,877.6).
(2)    Coverage ratios are for the nine months ended September 30, 2025 and year ended December 31, 2024.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. During the third quarter of 2025 the company deconsolidated The Keg on September 25, 2025 and Boat Rocker on August 1, 2025 from the non-insurance companies reporting segment pursuant to the transactions described in note 13. On January 1, 2025 Ki completed the separation from its parent company Brit and became a separate operating company within the Global Insurers and Reinsurers reporting segment. There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2025 compared to December 31, 2024.
An analysis of insurance revenue and operating income by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Total

Reporting segment insurance revenue	2,359.6	4,361.7	1,600.2	8,321.5	70.1	—	8,391.6
Intercompany insurance revenue	(19.6)	(47.2)	(58.1)	(124.9)	—	—	(124.9)
Insurance revenue	2,340.0	4,314.5	1,542.1	8,196.6	70.1	—	8,266.7

Insurance service result	286.6	772.7	190.1	1,249.4	(6.0)	—	1,243.4
Other insurance operating expenses	(79.1)	(108.8)	(80.9)	(268.8)	(31.7)	—	(300.5)
Interest and dividends(1)	137.8	360.0	88.5	586.3	27.9	(6.1)	608.1
Share of profit of associates	20.1	150.5	46.0	216.6	25.3	22.9	264.8
Non-insurance revenue	—	—	—	—	—	2,198.1	2,198.1
Non-insurance expenses	—	—	—	—	—	(2,003.5)	(2,003.5)
Operating income	365.4	1,174.4	243.7	1,783.5	15.5	211.4	2,010.4
Net finance expense from insurance contracts and reinsurance contract assets held							(615.8)
Net gains on investments							426.2
Interest expense							(213.1)
Corporate overhead and other(2)							(43.1)
Earnings before income taxes							1,564.6
Provision for income taxes							(318.9)
Net earnings							1,245.7

Attributable to:
Shareholders of Fairfax							1,151.7
Non-controlling interests							94.0
							1,245.7

Quarter ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,320.5	4,183.0	1,698.0	8,201.5	56.8	—	8,258.3
Intercompany insurance revenue	(10.8)	(48.5)	(49.0)	(108.3)	(10.4)	—	(118.7)
Insurance revenue	2,309.7	4,134.5	1,649.0	8,093.2	46.4	—	8,139.6

Insurance service result	216.2	698.2	125.5	1,039.9	9.0	—	1,048.9
Other insurance operating expenses	(78.7)	(115.6)	(76.4)	(270.7)	(55.1)	—	(325.8)
Interest and dividends(1)	132.7	326.9	84.6	544.2	29.1	(2.0)	571.3
Share of profit of associates	41.1	135.6	26.2	202.9	18.2	12.8	233.9
Non-insurance revenue	—	—	—	—	—	1,620.4	1,620.4
Non-insurance expenses	—	—	—	—	—	(1,582.4)	(1,582.4)
Operating income	311.3	1,045.1	159.9	1,516.3	1.2	48.8	1,566.3
Net finance expense from insurance contracts and reinsurance contract assets held							(1,112.6)
Net gains on investments							1,287.3
Interest expense							(164.4)
Corporate overhead and other(2)							(82.6)
Earnings before income taxes							1,494.0
Provision for income taxes							(374.5)
Net earnings							1,119.5

Attributable to:
Shareholders of Fairfax							1,030.8
Non-controlling interests							88.7
							1,119.5
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	Third quarter
	2025	2024
Corporate and other expenses as presented in the consolidated statements of earnings	130.7	147.6
Holding company interest and dividends	5.0	7.5
Holding company share of profit of associates	(40.2)	(26.3)
Investment management and administration fee income and other	(52.4)	(46.2)
Corporate overhead and other as presented in the tables above	43.1	82.6

Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	6,771.7	12,302.4	4,544.6	23,618.7	187.4	—	23,806.1
Intercompany insurance revenue	(45.1)	(123.0)	(153.4)	(321.5)	—	—	(321.5)
Insurance revenue	6,726.6	12,179.4	4,391.2	23,297.2	187.4	—	23,484.6

Insurance service result	786.7	1,628.1	453.9	2,868.7	(18.3)	—	2,850.4
Other insurance operating expenses	(238.0)	(323.5)	(219.0)	(780.5)	(82.1)	—	(862.6)
Interest and dividends(1)	409.2	1,003.8	269.2	1,682.2	89.2	(13.2)	1,758.2
Share of profit of associates	33.6	265.1	113.7	412.4	53.2	53.3	518.9
Non-insurance revenue	—	—	—	—	—	6,468.5	6,468.5
Non-insurance expenses	—	—	—	—	—	(6,212.3)	(6,212.3)
Operating income	991.5	2,573.5	617.8	4,182.8	42.0	296.3	4,521.1
Net finance expense from insurance contracts and reinsurance contract assets held							(1,518.9)
Net gains on investments							2,434.3
Interest expense							(610.9)
Corporate overhead and other(2)							(141.3)
Earnings before income taxes							4,684.3
Provision for income taxes							(883.7)
Net earnings							3,800.6

Attributable to:
Shareholders of Fairfax							3,534.1
Non-controlling interests							266.5
							3,800.6

Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	6,585.8	11,655.1	5,256.2	23,497.1	145.8	—	23,642.9
Intercompany insurance revenue	(32.8)	(131.9)	(147.9)	(312.6)	(10.4)	—	(323.0)
Insurance revenue	6,553.0	11,523.2	5,108.3	23,184.5	135.4	—	23,319.9

Insurance service result	799.9	2,011.3	319.5	3,130.7	(21.3)	—	3,109.4
Other insurance operating expenses	(235.5)	(308.9)	(201.6)	(746.0)	(107.7)	—	(853.7)
Interest and dividends(1)	387.9	945.5	258.4	1,591.8	94.6	(5.7)	1,680.7
Share of profit (loss) of associates	99.6	316.3	92.5	508.4	51.1	(8.4)	551.1
Non-insurance revenue	—	—	—	—	—	4,672.7	4,672.7
Non-insurance expenses	—	—	—	—	—	(4,567.3)	(4,567.3)
Operating income	1,051.9	2,964.2	468.8	4,484.9	16.7	91.3	4,592.9
Net finance expense from insurance contracts and reinsurance contract assets held							(1,483.3)
Net gains on investments							1,470.4
Interest expense							(476.3)
Corporate overhead and other(2)							(142.4)
Earnings before income taxes							3,961.3
Provision for income taxes							(1,016.3)
Net earnings							2,945.0

Attributable to:
Shareholders of Fairfax							2,722.7
Non-controlling interests							222.3
							2,945.0
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First nine months
	2025	2024
Corporate and other expenses as presented in the consolidated statements of earnings	357.1	334.0
Holding company interest and dividends	(5.6)	4.5
Holding company share of profit of associates	(45.4)	(58.2)
Investment management and administration fee income and other	(164.8)	(137.9)
Corporate overhead and other as presented in the tables above	141.3	142.4

17.    Expenses
Expenses of the company's insurance and reinsurance companies and non-insurance companies for the three and nine months ended September 30 were comprised as follows:

	Three months ended September 30, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,597.9	3,597.9	—	3,597.9	—	3,597.9
Commissions	1,168.5	—	1,168.5	—	1,168.5	—	1,168.5
Cost of sales	—	—	—	—	—	1,277.8	1,277.8
Compensation expense	205.4	277.5	482.9	227.8	710.7	348.5	1,059.2
Administrative expense and other	178.2	148.0	326.2	203.4	529.6	377.2	906.8
Total	1,552.1	4,023.4	5,575.5	431.2	6,006.7	2,003.5	8,010.2

As presented in the consolidated statement of earnings:
Insurance service expenses	1,552.1	4,900.0	6,452.1	—	6,452.1	—	6,452.1
Recoveries of insurance service expenses	—	(876.6)	(876.6)	—	(876.6)	—	(876.6)
Other insurance operating expenses and Corporate and other expenses	—	—	—	431.2	431.2	—	431.2
Non-insurance expenses	—	—	—	—	—	2,003.5	2,003.5
Total	1,552.1	4,023.4	5,575.5	431.2	6,006.7	2,003.5	8,010.2

	Three months ended September 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,652.8	3,652.8	—	3,652.8	—	3,652.8
Commissions	1,070.7	—	1,070.7	—	1,070.7	—	1,070.7
Cost of sales	—	—	—	—	—	1,005.8	1,005.8
Compensation expense	180.9	255.8	436.7	205.0	641.7	292.6	934.3
Administrative expense and other	175.5	118.9	294.4	268.4	562.8	284.0	846.8
Total	1,427.1	4,027.5	5,454.6	473.4	5,928.0	1,582.4	7,510.4

As presented in the consolidated statement of earnings:
Insurance service expenses	1,427.1	5,206.3	6,633.4	—	6,633.4	—	6,633.4
Recoveries of insurance service expenses	—	(1,178.8)	(1,178.8)	—	(1,178.8)	—	(1,178.8)
Other insurance operating expenses and Corporate and other expenses	—	—	—	473.4	473.4	—	473.4
Non-insurance expenses	—	—	—	—	—	1,582.4	1,582.4
Total	1,427.1	4,027.5	5,454.6	473.4	5,928.0	1,582.4	7,510.4
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

	Nine months ended September 30, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	10,839.0	10,839.0	—	10,839.0	—	10,839.0
Commissions	3,346.5	—	3,346.5	—	3,346.5	—	3,346.5
Cost of sales	—	—	—	—	—	3,935.2	3,935.2
Compensation expense	601.3	834.1	1,435.4	690.0	2,125.4	1,027.3	3,152.7
Administrative expense and other	489.2	413.1	902.3	529.7	1,432.0	1,249.8	2,681.8
Total	4,437.0	12,086.2	16,523.2	1,219.7	17,742.9	6,212.3	23,955.2

As presented in the consolidated statement of earnings:
Insurance service expenses	4,437.0	14,937.3	19,374.3	—	19,374.3	—	19,374.3
Recoveries of insurance service expenses	—	(2,851.1)	(2,851.1)	—	(2,851.1)	—	(2,851.1)
Other insurance operating expenses and Corporate and other expenses	—	—	—	1,219.7	1,219.7	—	1,219.7
Non-insurance expenses	—	—	—	—	—	6,212.3	6,212.3
Total	4,437.0	12,086.2	16,523.2	1,219.7	17,742.9	6,212.3	23,955.2

	Nine months ended September 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	10,240.8	10,240.8	—	10,240.8	—	10,240.8
Commissions	2,946.3	—	2,946.3	—	2,946.3	—	2,946.3
Cost of sales	—	—	—	—	—	2,906.2	2,906.2
Compensation expense	546.0	771.5	1,317.5	645.7	1,963.2	856.9	2,820.1
Administrative expense and other	487.5	435.2	922.7	542.0	1,464.7	804.2	2,268.9
Total	3,979.8	11,447.5	15,427.3	1,187.7	16,615.0	4,567.3	21,182.3

As presented in the consolidated statement of earnings:
Insurance service expenses	3,979.8	15,052.7	19,032.5	—	19,032.5	—	19,032.5
Recoveries of insurance service expenses	—	(3,605.2)	(3,605.2)	—	(3,605.2)	—	(3,605.2)
Other insurance operating expenses and Corporate and other expenses	—	—	—	1,187.7	1,187.7	—	1,187.7
Non-insurance expenses	—	—	—	—	—	4,567.3	4,567.3
Total	3,979.8	11,447.5	15,427.3	1,187.7	16,615.0	4,567.3	21,182.3
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 6, 2025)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025, and the notes to the MD&A in the company's 2024 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios, including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the third quarter and first nine months of 2025
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the third quarter and first nine months of 2025, with comparisons to the third quarter and first nine months of 2024 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Third quarter
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	286.6	772.7	190.1	1,249.4	216.2	698.2	125.5	1,039.9
Other insurance operating expenses	(79.1)	(108.8)	(80.9)	(268.8)	(78.7)	(115.6)	(76.4)	(270.7)
Discounting of losses and ceded losses on claims recorded in the period	(88.5)	(292.6)	(48.3)	(429.4)	(72.7)	(296.3)	(22.3)	(391.3)
Changes in the risk adjustment and other(1)	13.8	(44.9)	20.2	(10.9)	22.3	1.6	(12.1)	11.8
Underwriting profit	132.8	326.4	81.1	540.3	87.1	287.9	14.7	389.7
Interest and dividends	137.8	360.0	88.5	586.3	132.7	326.9	84.6	544.2
Share of profit of associates	20.1	150.5	46.0	216.6	41.1	135.6	26.2	202.9
Adjusted operating income	290.7	836.9	215.6	1,343.2	260.9	750.4	125.5	1,136.8

Combined ratios, discounted(2)	85.7%	78.9%	82.7%	81.5%	88.9%	79.8%	88.0%	83.9%
Combined ratios, undiscounted(3)	93.0%	91.3%	92.4%	92.0%	95.3%	92.0%	98.5%	93.9%
Adjusted operating income interest coverage(4)(5)				9.8x				9.4x
Adjusted operating income interest and preferred share dividend distribution coverage(4)(6)				9.3x				8.3x

	First nine months
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	786.7	1,628.1	453.9	2,868.7	799.9	2,011.3	319.5	3,130.7
Other insurance operating expenses	(238.0)	(323.5)	(219.0)	(780.5)	(235.5)	(308.9)	(201.6)	(746.0)
Discounting of losses and ceded losses on claims recorded in the period	(293.7)	(848.6)	(109.4)	(1,251.7)	(288.3)	(885.8)	(93.8)	(1,267.9)
Changes in the risk adjustment and other(1)	44.8	149.8	33.0	227.6	8.4	(28.1)	36.0	16.3
Underwriting profit	299.8	605.8	158.5	1,064.1	284.5	788.5	60.1	1,133.1
Interest and dividends	409.2	1,003.8	269.2	1,682.2	387.9	945.5	258.4	1,591.8
Share of profit of associates	33.6	265.1	113.7	412.4	99.6	316.3	92.5	508.4
Adjusted operating income	742.6	1,874.7	541.4	3,158.7	772.0	2,050.3	411.0	3,233.3

Combined ratios, discounted(2)	86.4%	84.3%	85.3%	85.1%	85.7%	79.0%	90.1%	83.0%
Combined ratios, undiscounted(3)	94.6%	94.4%	94.8%	94.5%	94.6%	92.2%	97.9%	93.8%
Adjusted operating income interest coverage(4)(5)				8.2x				9.5x
Adjusted operating income interest and preferred share dividend distribution coverage(4)(6)				7.7x				8.3x
(1)    Other primarily includes adjustments for differences in reserving methodology included within underwriting profit and the net effect of changes in onerous contracts.
(2)    A performance measure of underwriting results under IFRS 17, calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
(3)    A traditional performance measure of underwriting results within the property and casualty industry.
(4)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Insurance service result
•The insurance service result of the property and casualty insurance and reinsurance operations increased to $1,249.4 in the third quarter of 2025 from $1,039.9 in the third quarter of 2024, primarily reflecting increased net insurance revenue at each of the reporting segments and decreased current period catastrophe losses to $150.0 or 2.2 combined ratio points on an undiscounted basis (2024 - $434.5 or 6.8 combined ratio points). The increase in the insurance service result was partially offset by a modest decrease in net favourable prior year reserve development to $111.2 (2024 - $130.5), primarily at the International Insurers and Reinsurers and Global Insurers and Reinsurers reporting segments.
•The insurance service result of the property and casualty insurance and reinsurance operations decreased to $2,868.7 in the first nine months of 2025 from $3,130.7 in the first nine months of 2024, primarily reflecting increased current period catastrophe losses of $1,071.4 or 5.6 combined ratio points on an undiscounted basis (2024 - $700.1 or 3.8 combined ratio points), including $727.5 or 3.8 combined ratio points related to the California wildfires, primarily within the Global Insurers and Reinsurers reporting segment. The decrease in the insurance service result in the first nine months of 2025 was partially offset by increased net insurance revenue (of 4.4%), primarily in the Global Insurers and Reinsurers and North American Insurers reporting segments, and increased net favourable prior year reserve development of $493.5 (2024 - $292.2), primarily within the Global Insurers and Reinsurers reporting segment.
Underwriting performance
•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 18.2% to $1,343.2 in the third quarter of 2025 from $1,136.8 in the third quarter of 2024, primarily reflecting increased underwriting profit at each of the reporting segments, principally from growth in net premiums earned and significantly reduced current period catastrophe losses, and from increased interest and dividends and share of profit of associates.

•Adjusted operating income of the property and casualty insurance and reinsurance operations decreased by 2.3% to $3,158.7 in the first nine months of 2025 from $3,233.3 in the first nine months of 2024, primarily reflecting decreased underwriting profit at the Global Insurers and Reinsurers reporting segment (principally as a result of the California wildfires, partially offset by increased net favourable prior year reserve development and increased net premiums earned) and decreased share of profit of associates, partially offset by increased interest and dividends.
•The company's property and casualty insurance and reinsurance operations achieved strong underwriting results in the third quarter and first nine months of 2025, despite the increased current period catastrophe losses from the California wildfires in the first nine months of 2025, with underwriting profit of $540.3 and $1,064.1 and undiscounted combined ratios of 92.0% and 94.5%, compared to underwriting profit of 389.7 and $1,133.1 and undiscounted combined ratios of 93.9% and 93.8% in the third quarter and first nine months of 2024. The strong underwriting profitability reflected continued growth in new business across reinsurance and casualty lines and modest rate increases in certain key segments while the company continues to benefit from net favourable prior year reserve development which provided a benefit of $111.2 and $493.5 or 1.6% and 2.5% combined ratio points in the third quarter and first nine months of 2025 (2024 - $130.5 and $292.2 or 2.0 and 1.6 combined ratio points). The underwriting performance by reporting segment was as follows:

	Third quarter
	2025				2024
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)
North American Insurers
Northbridge	612.9	519.0	86.9%	72.8	644.5	541.2	94.0%	33.8
Crum & Forster	1,649.5	1,311.0	94.8%	59.4	1,626.5	1,254.1	95.7%	46.9
Zenith National	170.8	180.0	99.7%	0.6	155.3	159.8	96.6%	6.4
	2,433.2	2,010.0	93.0%	132.8	2,426.3	1,955.1	95.3%	87.1
Global Insurers and Reinsurers
Allied World	1,700.9	1,104.1	88.9%	143.9	1,671.8	1,127.9	88.5%	145.5
Odyssey Group	1,592.6	1,535.2	91.2%	137.8	1,546.2	1,512.8	93.8%	95.0
Brit(1)	720.2	641.3	92.1%	55.1	692.8	612.3	91.8%	53.1
Ki(1)	225.9	218.6	105.4%	(10.4)	196.0	190.6	103.3%	(5.7)
	4,239.6	3,499.2	91.3%	326.4	4,106.8	3,443.6	92.0%	287.9
International Insurers and Reinsurers	1,507.0	1,046.3	92.4%	81.1	1,704.8	1,021.7	98.5%	14.7
Property and casualty insurance and reinsurance	8,179.8	6,555.5	92.0%	540.3	8,237.9	6,420.4	93.9%	389.7

	First nine months
	2025				2024
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	1,810.6	1,589.5	90.2%	155.1	1,897.8	1,673.8	91.2%	142.7
Crum & Forster	4,528.5	3,538.9	95.2%	161.2	4,343.3	3,289.6	95.8%	131.7
Zenith National	598.4	625.0	102.9%	(16.5)	575.0	582.9	98.2%	10.1
	6,937.5	5,753.4	94.6%	299.8	6,816.1	5,546.3	94.6%	284.5
Global Insurers and Reinsurers
Allied World	5,929.1	4,241.2	91.9%	310.7	5,697.4	4,119.8	91.0%	330.0
Odyssey Group	4,882.7	4,633.3	96.1%	177.4	4,683.4	4,434.8	93.2%	290.4
Brit(1)	2,403.6	1,964.6	93.9%	112.6	2,248.2	1,845.1	91.6%	143.2
Ki(1)	659.5	599.8	99.1%	5.1	595.6	524.0	94.8%	24.9
	13,874.9	11,438.9	94.4%	605.8	13,224.6	10,923.7	92.2%	788.5
International Insurers and Reinsurers	4,842.0	3,307.9	94.8%	158.5	5,046.8	3,041.3	97.9%	60.1
Property and casualty insurance and reinsurance	25,654.4	20,500.2	94.5%	1,064.1	25,087.5	19,511.3	93.8%	1,133.1
(1)     On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, 2024 comparative figures for Brit exclude the results of Ki.

•Net premiums written by the property and casualty insurance and reinsurance operations increased by 2.1% and 5.1% to $6,555.5 and $20,500.2 in the third quarter and first nine months of 2025 from $6,420.4 and $19,511.3 in the third quarter and first nine months of 2024. Gross premiums written decreased by 0.7% in the third quarter of 2025 and increased by 2.3% in the first nine months of 2025. The decrease in gross premiums written in the third quarter of 2025 principally reflected the termination of a significant health insurance contract at Gulf Insurance for retired citizens in the third quarter of 2024 that had been experiencing diminishing profitability. The increase in gross premiums written in the first nine months of 2025 principally reflected increased premium volume at the Global Insurers and Reinsurers reporting segment, including reinstatement premiums from the California wildfires, increased retention, and continued modest rate improvements across certain lines of business, partially offset by the decrease at Gulf Insurance noted above.
Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	Third quarter		First nine months
	2025	2024	2025	2024
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(809.8)	(1,449.2)	(2,021.9)	(2,015.9)
Net finance income from reinsurance contract assets held	194.0	336.6	503.0	532.6
Net finance expense from insurance contracts and reinsurance contract assets held	(615.8)	(1,112.6)	(1,518.9)	(1,483.3)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	425.7	388.9	1,245.6	1,250.4
Changes in the risk adjustment	(76.9)	(109.1)	(203.2)	(197.4)
Effects included in insurance service result	348.8	279.8	1,042.4	1,053.0
Total pre-tax net cost in the consolidated statement of earnings	(267.0)	(832.8)	(476.5)	(430.3)
During the third quarter of 2025 the company recorded a total pre-tax net cost of $267.0, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $615.8, partially offset by the net benefit of discounting losses and ceded losses on claims of $425.7 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense of $615.8 during the third quarter of 2025 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $352.4 and the effects of decreased discount rates during the period consistent with the characteristics and duration of the expected cash flows on prior years' net losses on claims of $263.4.
During the first nine months of 2025 the company recorded a total pre-tax net cost of $476.5, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $1,518.9, partially offset by the net benefit of discounting losses and ceded losses on claims of $1,245.6 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense of $1,518.9 during the first nine months of 2025 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $1,032.8 and the effects of decreased discount rates during the period on prior years' net losses on claims of $486.1.
During the third quarter and first nine months of 2024, as interest rates decreased, the company recorded a total pre-tax net cost of $832.8 and $430.3, principally related to net finance expense from insurance contracts and reinsurance contract assets held recognized during the third quarter and first nine months of 2024 of $1,112.6 and $1,483.3, partially offset by the net benefit of discounting losses and ceded losses on claims of $388.9 and $1,250.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense during the third quarter and first nine months of 2024 of $1,112.6 and $1,483.3 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $347.7 and $1,072.1 and the effect of decreases in discount rates during the period on prior years' net losses on claims of $764.9 and $411.2.
•Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated. A net loss of $307.7 in the third quarter of 2025 (2024 – net benefit of $63.7) from the effects of changes in discount rates comprised a net loss on insurance contracts and reinsurance contract assets held of $263.4 (2024 - net loss of $764.9) and net losses on bonds of $44.3 (2024 - net gains of $828.6) as discussed below under Investment Performance. The net losses on bonds were driven by losses on other government bonds, which experienced an increase in yields that resulted in losses that outweighed gains on U.S. treasury and other bonds benefiting from declining yields, while the net loss on insurance contracts and reinsurance contract assets held reflected decreased discount rates consistent with the characteristics and duration of expected cash flows. A net loss of $67.2 in the first nine months of 2025 (2024 – net loss of $92.2) from the effects of decreases in discount rates comprised a net loss on insurance contracts and reinsurance contract assets held of $486.1 (2024 - net loss of $411.2), partially offset by net gains recorded on the company’s bond portfolio of $418.9 (2024 - net gains of $319.0).
•The table that follows presents the company's total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the three and nine months ended September 30, 2025 and 2024, set out in a format the company believes assists in understanding the company's net exposure to interest rate risk.

	Third quarter		First nine months
	2025	2024	2025	2024
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	348.8	279.8	1,042.4	1,053.0
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(352.4)	(347.7)	(1,032.8)	(1,072.1)
	(3.6)	(67.9)	9.6	(19.1)

Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	(44.3)	828.6	418.9	319.0
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(263.4)	(764.9)	(486.1)	(411.2)
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	(307.7)	63.7	(67.2)	(92.2)
Total pre-tax net loss in the consolidated statement of earnings	(311.3)	(4.2)	(57.6)	(111.3)
•Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three and nine months ended September 30, 2025 for details of the discount rates applied to losses and ceded losses on claims recorded in the period.
Investment Performance
Interest and dividends
•Consolidated interest and dividends of $655.4 and $1,928.2 in the third quarter and first nine months of 2025 increased from $609.9 and $1,813.7 in the third quarter and first nine months of 2024, with higher interest and dividend income earned principally due to net purchases of common stocks, other government bonds, corporate and other bonds, and first mortgage loans during 2024 and the first nine months of 2025.
•At September 30, 2025 the company's insurance and reinsurance companies held portfolio investments of $70.9 billion (excluding Fairfax India's portfolio of $2.1 billion), of which approximately $11.8 billion was in cash and short term investments and $32.7 billion was in government and high quality corporate bonds, representing 16.7% and 46.1% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with 71% of the fixed income portfolio invested in U.S. treasuries and other government bonds and 18% in high quality corporate bonds, primarily short-dated, with an average term to maturity on the bond portfolio of 3.2 years.
Share of profit of associates
•Consolidated share of profit of associates of $305.0 in the third quarter of 2025 principally reflected share of profit of $140.7 from Eurobank, $67.9 from Poseidon and $38.8 from EXCO. Consolidated share of profit of associates of $564.3 in the first nine months of 2025 principally reflected share of profit of $351.0 from Eurobank, $216.9 from Poseidon and $50.4 from Digit, partially offset by share of loss of $81.7 from Waterous Energy Fund III, a limited partnership investment that recorded unrealized mark-to-market losses on a publicly traded common stock holding during the first nine months of 2025.
•Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2025 for details of transactions related to associates.

Net gains (losses) on investments
•Net gains on investments of $426.2 and $2,434.3 in the third quarter and first nine months of 2025 consisted of the following:

	Third quarter			First nine months
	2025			2025
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments
Equity exposures	23.9	500.7	524.6	617.0	1,487.5	2,104.5
Bonds	(14.4)	(29.9)	(44.3)	(212.9)	631.8	418.9
Other	(159.2)	105.1	(54.1)	(421.8)	332.7	(89.1)
	(149.7)	575.9	426.2	(17.7)	2,452.0	2,434.3

•Net gains on equity exposures of $524.6 in the third quarter of 2025 were primarily comprised of net gains of $547.8 on common stocks, partially offset by net losses of $60.6 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares. Net gains on equity exposures of $2,104.5 in the first nine months of 2025 were primarily comprised of net gains of $977.8 on common stocks, net gains of $584.5 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares, net gains of $266.7 on convertible bonds and equity warrants and a net realized gain on the disposition of Sigma of $178.7.
•Net losses on bonds of $44.3 in the third quarter of 2025 were principally comprised of net losses on other government bonds of $82.9, partially offset by net gains on U.S. treasuries of $32.5. Net gains on bonds of $418.9 in the first nine months of 2025 were principally comprised of net gains on U.S. treasuries of $380.9 and on corporate and other bonds of $55.5, primarily reflecting changes in interest rates. As discussed within the section 'Effects of discounting and risk adjustment recognized in the consolidated statement of earnings' above, movements in interest rates generally affect the discount rates used to discount the company's liability for incurred claims, net of reinsurance. As a result of changes in discount rates consistent with the characteristics and duration of expected cash flows, the company recorded a net cost on prior years' claims of $263.4 and $486.1 in the third quarter and first nine months of 2025.
Non-insurance companies
•Non-insurance companies reported operating income of $211.4 in the third quarter of 2025 compared to $48.8 in the third quarter of 2024, primarily reflecting the acquisition of Sleep Country on October 1, 2024, the consolidation of Peak Achievement on December 20, 2024, higher margins at AGT and higher business volume at Grivalia Hospitality.
•Non-insurance companies reported operating income of $296.3 in the first nine months of 2025 compared to $91.3 in the first nine months of 2024. Excluding non-cash impairment charges of $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management that closed in the third quarter of 2025, non-insurance companies' operating income increased to $404.9 in the first nine months of 2025 from $91.3 in the first nine months of 2024, primarily reflecting the acquisition of Sleep Country on October 1, 2024, the consolidation of Peak Achievement on December 20, 2024 and higher operating income at Fairfax India driven by share of profit of associates in the first nine months of 2025 compared to share of loss of associates in the first nine months of 2024.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $2,788.5 of cash and investments at the holding company at September 30, 2025 (December 31, 2024 - $2,502.7), its $2.0 billion unsecured revolving credit facility was undrawn, and the holding company also continued to own additional investments in associates and consolidated non-insurance companies with a fair value of approximately $1.9 billion. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At September 30, 2025 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $2,491.2 compared to $1,480.5 at December 31, 2024. The pre-tax excess of $2,491.2 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading "Book Value Per Basic Share", for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 26.5% at September 30, 2025 from 24.8% at December 31, 2024, primarily reflecting increased total debt and redemptions of all of the company's Series E, Series F, Series G, Series H and Series M preferred shares, partially offset by increased common shareholders' equity as described below.

•Common shareholders’ equity increased by $2,712.6 to $25,672.4 at September 30, 2025 from $22,959.8 at December 31, 2024, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $3,534.1, and
◦other comprehensive income of $371.9, primarily related to unrealized foreign currency translation gains, net of hedges, as a result of the strengthening of foreign currencies against the U.S. dollar; partially offset by
◦purchases of 541,794 subordinate voting shares for cancellation for cash consideration of $856.8, or $1,581.37 per share, and
◦payments of common and preferred share dividends of $364.0.
•Book value per basic share was $1,203.65 at September 30, 2025 compared to $1,059.60 at December 31, 2024, representing an increase per basic share in the first nine months of 2025 of 13.6% (an increase of 15.1% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2025). At September 30, 2025 there were 21,328,705 common shares effectively outstanding.

Sources of Income
Income as presented in the interim consolidated financial statements for the third quarter and first nine months of 2025 and 2024 was comprised as follows:

	Third quarter		First nine months
	2025	2024	2025	2024
Insurance revenue:
North American Insurers	2,340.0	2,309.7	6,726.6	6,553.0
Global Insurers and Reinsurers	4,314.5	4,134.5	12,179.4	11,523.2
International Insurers and Reinsurers	1,542.1	1,649.0	4,391.2	5,108.3
Property and Casualty Insurance and Reinsurance	8,196.6	8,093.2	23,297.2	23,184.5
Life insurance and Run-off	70.1	46.4	187.4	135.4
Consolidated insurance revenue	8,266.7	8,139.6	23,484.6	23,319.9
Interest and dividends	655.4	609.9	1,928.2	1,813.7
Share of profit of associates	305.0	260.2	564.3	609.3
Net gains on investments	426.2	1,287.3	2,434.3	1,470.4
Non-insurance revenue	2,198.1	1,620.4	6,468.5	4,672.7
Total income	11,851.4	11,917.4	34,879.9	31,886.0
Income of $11,851.4 in the third quarter of 2025 decreased modestly from $11,917.4 in the third quarter of 2024 principally reflecting decreased net gains on investments, partially offset by growth in both non-insurance and insurance revenue, and increased share of profit of associates and interest and dividends.
Income of $34,879.9 in the first nine months of 2025 increased from $31,886.0 in the first nine months of 2024 principally reflecting increased non-insurance revenue, increased net gains on investments, growth in insurance revenue and increased interest and dividends, partially offset by decreased share of profit of associates.
The modest increase in insurance revenue during the third quarter and first nine months of 2025 of $127.1 and $164.7 or 1.6% and 0.7% principally reflected increased insurance revenue at the Global Insurers and Reinsurers reporting segment (primarily reflecting increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across key segments and strong customer retention), partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (primarily related to Gulf Insurance due to accounting for acquired insurance contracts in the third quarter and first nine months of 2024 which had the effect of increasing insurance revenue, and the termination of a significant health insurance contract for retired citizens in the third quarter of 2024 that had been experiencing diminishing underwriting profitability). Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains on investments for the third quarter and first nine months of 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
The increase in non-insurance revenue during the third quarter and first nine months of 2025 of $577.7 and $1,795.8 or 35.7% and 38.4% primarily reflected the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment, partially offset by the deconsolidation of Boat Rocker (August 1, 2025) and decreased revenue at AGT in the Other operating segment. An analysis of non-insurance revenue for the third quarters and first nine months of 2025 and 2024 is provided in the Underwriting and Operating Income section of this MD&A, under the heading "Non-insurance companies".

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2025 and 2024 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2025, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Also excluded from operating income is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

	Third quarter		First nine months
	2025	2024	2025	2024
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	85.7%	88.9%	86.4%	85.7%
Global Insurers and Reinsurers	78.9%	79.8%	84.3%	79.0%
International Insurers and Reinsurers	82.7%	88.0%	85.3%	90.1%
Consolidated	81.5%	83.9%	85.1%	83.0%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	93.0%	95.3%	94.6%	94.6%
Global Insurers and Reinsurers	91.3%	92.0%	94.4%	92.2%
International Insurers and Reinsurers	92.4%	98.5%	94.8%	97.9%
Consolidated	92.0%	93.9%	94.5%	93.8%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	286.6	216.2	786.7	799.9
Global Insurers and Reinsurers	772.7	698.2	1,628.1	2,011.3
International Insurers and Reinsurers	190.1	125.5	453.9	319.5
Insurance service result	1,249.4	1,039.9	2,868.7	3,130.7
Other insurance operating expenses	(268.8)	(270.7)	(780.5)	(746.0)
Interest and dividends	586.3	544.2	1,682.2	1,591.8
Share of profit of associates	216.6	202.9	412.4	508.4
Operating income - Property and Casualty Insurance and Reinsurance	1,783.5	1,516.3	4,182.8	4,484.9
Operating income - Life insurance and Run-off	15.5	1.2	42.0	16.7
Operating income - Non-insurance companies	211.4	48.8	296.3	91.3
Net finance expense from insurance contracts and reinsurance contract assets held	(615.8)	(1,112.6)	(1,518.9)	(1,483.3)
Net gains on investments	426.2	1,287.3	2,434.3	1,470.4
Interest expense	(213.1)	(164.4)	(610.9)	(476.3)
Corporate overhead and other	(43.1)	(82.6)	(141.3)	(142.4)
Earnings before income taxes	1,564.6	1,494.0	4,684.3	3,961.3
Provision for income taxes	(318.9)	(374.5)	(883.7)	(1,016.3)
Net earnings	1,245.7	1,119.5	3,800.6	2,945.0

Attributable to:
Shareholders of Fairfax	1,151.7	1,030.8	3,534.1	2,722.7
Non-controlling interests	94.0	88.7	266.5	222.3
	1,245.7	1,119.5	3,800.6	2,945.0

The discussion that follows makes reference to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. For a reconciliation of insurance service result to underwriting profit for the property and casualty insurance and reinsurance operations, see the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Underwriting Performance".

Insurance Service Result - Property and Casualty Insurance and Reinsurance
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the third quarter of 2025 of $209.5, or 20.1%, principally reflected improvements across all reporting segments. The increase in the insurance service result of the Global Insurers and Reinsurers reporting segment primarily reflected strong growth in net insurance revenue at each of the operating companies within the segment (primarily Brit and Odyssey Group) and decreased current period catastrophe losses of $132.1, or 3.5 combined ratio points, on an undiscounted basis (2024 - $303.6 or 8.5 combined ratio points), partially offset by decreased net favourable prior year reserve development at Odyssey Group. The increase in the insurance service result of the North American Insurers reporting segment principally reflected decreased current period catastrophe losses at Northbridge and Crum & Forster, increased net favourable prior year reserve development at Northbridge, and decreased insurance acquisition expenses and continued growth in net insurance revenue at Crum & Forster (including rate increases across most lines of business), partially offset by increased large and attritional losses in liability lines of business at Northbridge, elevated non-catastrophe losses in the credit and accident and health lines of business at Crum & Forster and increased losses in the workers’ compensation business at Zenith National. The increase in the insurance service result of the International Insurers and Reinsurers reporting segment primarily reflected increases at Gulf Insurance (principally reflecting the effects of the unwind of certain acquisition accounting adjustments and the effects of accounting for acquired contracts in the comparative period of 2024, and the absence of current period catastrophe losses in 2025 compared to 2024) and at Fairfax Central and Eastern Europe (principally reflecting an increase in net insurance revenue at Colonnade Insurance and a modest decrease in net insurance service expenses).
The decrease in the Insurance service result of the property and casualty insurance and reinsurance operations in the first nine months of 2025 of $262.0, or 8.4%, primarily reflected decreases at the Global Insurers and Reinsurers and North American Insurers reporting segments, partially offset by increases at the International Insurers and Reinsurers reporting segment. The decrease in the insurance service result of the Global Insurers and Reinsurers reporting segment primarily reflected increased current period catastrophe losses, principally from the California wildfires, and increased insurance acquisition expenses at each of the operating companies within the reporting segment, partially offset by increased net insurance revenue at each of the operating companies within the reporting segment. The decrease in the insurance service result of the North American Insurers reporting segment primarily reflected decreased net insurance revenue due to the strategic exiting of a line of business and the strengthening of the U.S. dollar relative to the Canadian dollar at Northbridge, increased insurance acquisition expenses and large loss experience in the commercial property and liability lines of business at Northbridge and increased losses in the workers’ compensation business at Zenith National, partially offset by continued growth in net insurance revenue at Crum & Forster (including rate increases across most lines of business) relative to modest increases in underwriting expenses, decreased insurance acquisition expenses and current period catastrophe losses at Crum & Forster, and decreased current period catastrophe losses and increased net favourable prior year reserve development at Northbridge. The increase in the insurance service result of the International Insurers and Reinsurers reporting segment primarily reflected increases at Gulf Insurance (principally reflecting the effects of the unwind of certain acquisition accounting adjustments and the effects of accounting for acquired contracts in the comparative period of 2024, and the absence of current period catastrophe losses in 2025 compared to 2024) and at Fairfax Central and Eastern Europe (principally reflecting an increase in net insurance revenue at Colonnade Insurance relative to more modest increases in insurance service expenses). The increase also reflected growth at Fairfax Latin America and Fairfax Asia (principally at Singapore Re), partially offset by decreases at Group Re.
Underwriting Profit - Property and Casualty Insurance and Reinsurance
The company's property and casualty insurance and reinsurance operations produced underwriting profit of $540.3 and $1,064.1 (undiscounted combined ratios of 92.0% and 94.5%) in the third quarter and first nine months of 2025 compared to underwriting profit of $389.7 and $1,133.1 (undiscounted combined ratios of 93.9% and 93.8%) in the third quarter and first nine months of 2024, primarily reflecting the same factors as noted above for the insurance service result.
The following table presents the components of the company's combined ratios, undiscounted, a key performance measure of underwriting profit, for the three and nine months ended September 30, 2025 and 2024:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
Underwriting profit	540.3	389.7	1,064.1	1,133.1

Losses on claims - accident year	62.7%	66.2%	65.9%	64.8%
Commissions	17.0%	16.7%	17.0%	16.5%
Underwriting expenses	13.9%	13.0%	14.1%	14.1%
Combined ratio, undiscounted - accident year	93.6%	95.9%	97.0%	95.4%
Net favourable prior year reserve development	(1.6)%	(2.0)%	(2.5)%	(1.6)%
Combined ratio, undiscounted - calendar year	92.0%	93.9%	94.5%	93.8%

Net favourable prior year reserve development, on an undiscounted basis, for the three and nine months ended September 30, 2025 and 2024 was comprised as follows:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
North American Insurers	(39.0)	(23.2)	(78.6)	(54.1)
Global Insurers and Reinsurers	(2.1)	(14.8)	(219.5)	(63.9)
International Insurers and Reinsurers(1)	(70.1)	(92.5)	(195.4)	(174.2)
Net favourable prior year reserve development	(111.2)	(130.5)	(493.5)	(292.2)
(1)    Net favourable prior year reserve development at Gulf Insurance of $64.7 and $87.7 in the third quarter and first nine months of 2024 is not recognized in the consolidated statement of earnings immediately when accounting for acquired contracts under IFRS 17; instead the benefit will be recognized in the period when the net claims were originally expected to be settled as they will be released in net insurance revenue with reduced net claim expenses reflecting the net favourable prior year development. Net favourable prior year reserve development at Gulf Insurance of $64.7 and $87.7 in the third quarter and first nine months of 2024 is included within underwriting profit.

Net favourable prior year reserve development, on an undiscounted basis, of $111.2 in the third quarter of 2025 reflected favourable emergence within each of the reporting segments, primarily at the International Insurers and Reinsurers reporting segment. Net favourable prior year reserve development at the International Insurers and Reinsurers reporting segment reflected favourable emergence at most companies within the reporting segment, including at Gulf Insurance (in accident and health and engineering lines) and at Fairfax Central and Eastern Europe (mainly in property lines at Colonnade Insurance). Additional net favourable prior year reserve development occurred in the North American Insurers reporting segment, primarily in Northbridge’s commercial property lines.
Net favourable prior year reserve development, on an undiscounted basis, of $493.5 in the first nine months of 2025 reflected favourable emergence within each of the reporting segments, primarily at the Global Insurers and Reinsurers reporting segment (principally on both non-catastrophe losses and catastrophe losses at Odyssey Group and Brit) and the International Insurers and Reinsurers reporting segment (primarily reflecting net favourable prior year reserve development at a majority of the companies within the reporting segment, including at Gulf Insurance (principally motor, medical and engineering lines of business) and at Fairfax Asia (principally at Singapore Re across property and liability lines of business)).
Current period catastrophe losses, on an undiscounted basis, for the three and nine months ended September 30, 2025 and 2024 were comprised as follows:

	Third quarter						First nine months
	2025			2024			2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	(0.3)	—		—	—		727.5	3.8		—	—
Canadian events(2)	—	—		132.1	2.1		—	—		132.1	0.7
Hurricane Helene	—	—		105.1	1.6		—	—		105.1	0.6
Dubai floods	—	—		13.2	0.2		—	—		71.3	0.4
Other	150.3	2.2		184.1	2.9		343.9	1.8		391.6	2.1
Total catastrophe losses	150.0	2.2	points	434.5	6.8	points	1,071.4	5.6	points	700.1	3.8	points
(1)    Net of reinstatement premiums.
(2)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.
The commission expense ratio increased to 17.0% in both the third quarter and first nine months of 2025 from 16.7% and 16.5% in the third quarter and first nine months of 2024. The increase reflected higher net average commissions at each of the companies within the Global Insurers and Reinsurers and North American Insurers reporting segments except for Crum & Forster, which experienced a decline in average commissions. The increase in the commission expense ratio was partially offset by a decrease in the International Insurers and Reinsurers reporting segment during the first nine months of 2025, primarily at Gulf Insurance, due to changes in the mix of business written.
The underwriting expense ratio increased to 13.9% in the third quarter of 2025 from 13.0% in the third quarter of 2024, reflecting increases in the underwriting expense ratios at each of the reporting segments, including at the Global Insurers and Reinsurers reporting segment (primarily reflecting increased underwriting expenses at Ki, principally related to investments in technology and operations as Ki continues to build out to operate as a separate business, and at Odyssey Group, principally reflecting increased personnel costs) and at the International Insurers and Reinsurers reporting segment, primarily reflecting increases at Gulf Insurance, principally due to increased underwriting expenses relative to the increase in new business volumes, partially offset by decreases at Fairfax Asia.

An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three and nine months ended September 30, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three and nine months ended September 30, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $1,151.7 (net earnings of $55.90 per basic share and $52.04 per diluted share) in the third quarter of 2025 and $3,534.1 (net earnings of $168.31 per basic share and $156.31 per diluted share) in the first nine months of 2025 compared to net earnings of $1,030.8 (net earnings of $46.04 per basic share and $42.62 per diluted share) in the third quarter of 2024 and $2,722.7 (net earnings of $119.24 per basic share and $110.41 per diluted share) in the first nine months of 2024.
The increase in profitability in the third quarter of 2025 primarily reflected decreased net finance expense from insurance contracts and reinsurance contract assets held, increased operating income from both the property and casualty insurance and reinsurance operations and the non-insurance companies and increased interest and dividends, partially offset by decreased net gains on investments and increased interest expense.
The increase in profitability in the first nine months of 2025 primarily reflected increased net gains on investments, improved operating income from non-insurance companies and increased interest and dividends, partially offset by decreased operating income from the property and casualty insurance and reinsurance operations, increased interest expense and decreased share of profit of associates.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2025 and 2024. In the Elimination and adjustments column there are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.
Quarter ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,340.0	4,314.5	1,542.1	8,196.6	70.1	—	—	—	8,266.7
Intercompany	19.6	47.2	58.1	124.9	—	—	—	(124.9)	—
Insurance revenue	2,359.6	4,361.7	1,600.2	8,321.5	70.1	—	—	(124.9)	8,266.7
Insurance service expenses	(2,035.5)	(3,366.9)	(1,083.8)	(6,486.2)	(72.5)	—	—	106.6	(6,452.1)
Net insurance result	324.1	994.8	516.4	1,835.3	(2.4)	—	—	(18.3)	1,814.6
Cost of reinsurance	(362.4)	(703.3)	(497.8)	(1,563.5)	(9.1)	—	—	124.9	(1,447.7)
Recoveries of insurance service expenses	324.9	481.2	171.5	977.6	5.5	—	—	(106.5)	876.6
Net reinsurance result	(37.5)	(222.1)	(326.3)	(585.9)	(3.6)	—	—	18.4	(571.1)
Insurance service result	286.6	772.7	190.1	1,249.4	(6.0)	—	—	0.1	1,243.5
Other insurance operating expenses	(79.1)	(108.8)	(80.9)	(268.8)	(31.7)	—	—	—	(300.5)
	207.5	663.9	109.2	980.6	(37.7)	—	—	0.1	943.0
Interest and dividends	137.8	360.0	88.5	586.3	27.9	(6.1)	(5.0)	52.3	655.4
Share of profit of associates	20.1	150.5	46.0	216.6	25.3	22.9	40.2	—	305.0
Other:
Non-insurance revenue	—	—	—	—	—	2,198.1	—	—	2,198.1
Non-insurance expenses	—	—	—	—	—	(2,003.5)	—	—	(2,003.5)
Operating income	365.4	1,174.4	243.7	1,783.5	15.5	211.4	35.2	52.4	2,098.0
Net finance expense from insurance contracts and reinsurance contract assets held	(149.3)	(410.3)	(35.9)	(595.5)	(20.3)	—	—	—	(615.8)
Net gains (losses) on investments	153.2	267.2	(67.4)	353.0	58.4	(12.2)	27.0	—	426.2
Interest expense	(1.7)	(22.4)	(4.4)	(28.5)	(0.2)	(72.5)	(112.1)	0.2	(213.1)
Corporate overhead and other	(17.8)	(23.6)	(43.3)	(84.7)	(0.4)	—	7.0	(52.6)	(130.7)
Earnings (loss) before income taxes	349.8	985.3	92.7	1,427.8	53.0	126.7	(42.9)	—	1,564.6
Provision for income taxes									(318.9)
Net earnings									1,245.7

Attributable to:
Shareholders of Fairfax									1,151.7
Non-controlling interests									94.0
									1,245.7

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,460.1	2,582.4	838.7	4,881.2
Prior year reserve development and release of risk adjustment on prior year claims	(42.3)	(105.9)	(114.0)	(262.2)
Losses on claims - calendar year	1,417.8	2,476.5	724.7	4,619.0
Commissions	392.0	599.9	198.3	1,190.2
Other underwriting expenses	225.7	290.5	160.8	677.0
Insurance service expenses	2,035.5	3,366.9	1,083.8	6,486.2

Quarter ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,309.7	4,134.5	1,649.0	8,093.2	46.4	—	—	—	8,139.6
Intercompany	10.8	48.5	49.0	108.3	10.4	—	—	(118.7)	—
Insurance revenue	2,320.5	4,183.0	1,698.0	8,201.5	56.8	—	—	(118.7)	8,139.6
Insurance service expenses	(2,059.5)	(3,216.9)	(1,410.1)	(6,686.5)	(48.0)	—	—	101.1	(6,633.4)
Net insurance result	261.0	966.1	287.9	1,515.0	8.8	—	—	(17.6)	1,506.2
Cost of reinsurance	(365.3)	(733.8)	(651.1)	(1,750.2)	(4.5)	—	—	118.7	(1,636.0)
Recoveries of insurance service expenses	320.5	465.9	488.7	1,275.1	4.7	—	—	(101.0)	1,178.8
Net reinsurance result	(44.8)	(267.9)	(162.4)	(475.1)	0.2	—	—	17.7	(457.2)
Insurance service result	216.2	698.2	125.5	1,039.9	9.0	—	—	0.1	1,049.0
Other insurance operating expenses	(78.7)	(115.6)	(76.4)	(270.7)	(55.1)	—	—	—	(325.8)
	137.5	582.6	49.1	769.2	(46.1)	—	—	0.1	723.2
Interest and dividends	132.7	326.9	84.6	544.2	29.1	(2.0)	(7.5)	46.1	609.9
Share of profit of associates	41.1	135.6	26.2	202.9	18.2	12.8	26.3	—	260.2
Other:
Non-insurance revenue	—	—	—	—	—	1,620.4	—	—	1,620.4
Non-insurance expenses	—	—	—	—	—	(1,582.4)	—	—	(1,582.4)
Operating income	311.3	1,045.1	159.9	1,516.3	1.2	48.8	18.8	46.2	1,631.3
Net finance expense from insurance contracts and reinsurance contract assets held	(266.9)	(728.6)	(36.3)	(1,031.8)	(80.8)	—	—	—	(1,112.6)
Net gains (losses) on investments	187.0	517.5	288.9	993.4	85.0	(36.8)	245.7	—	1,287.3
Interest expense	(1.6)	(14.9)	(6.6)	(23.1)	(1.7)	(40.0)	(99.6)	—	(164.4)
Corporate overhead and other	(13.3)	(23.1)	(66.1)	(102.5)	(0.2)	—	1.4	(46.3)	(147.6)
Earnings (loss) before income taxes	216.5	796.0	339.8	1,352.3	3.5	(28.0)	166.3	(0.1)	1,494.0
Provision for income taxes									(374.5)
Net earnings									1,119.5

Attributable to:
Shareholders of Fairfax									1,030.8
Non-controlling interests									88.7
									1,119.5

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,408.1	2,694.5	1,159.3	5,261.9
Prior year reserve development and release of risk adjustment on prior year claims	18.4	(240.2)	(61.2)	(283.0)
Losses on claims - calendar year	1,426.5	2,454.3	1,098.1	4,978.9
Commissions	422.4	497.2	171.1	1,090.7
Other underwriting expenses	210.6	265.4	140.9	616.9
Insurance service expenses	2,059.5	3,216.9	1,410.1	6,686.5

Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	6,726.6	12,179.4	4,391.2	23,297.2	187.4	—	—	—	23,484.6
Intercompany	45.1	123.0	153.4	321.5	—	—	—	(321.5)	—
Insurance revenue	6,771.7	12,302.4	4,544.6	23,618.7	187.4	—	—	(321.5)	23,484.6
Insurance service expenses	(5,783.7)	(10,367.3)	(3,294.6)	(19,445.6)	(211.4)	—	—	282.7	(19,374.3)
Net insurance result	988.0	1,935.1	1,250.0	4,173.1	(24.0)	—	—	(38.8)	4,110.3
Cost of reinsurance	(1,004.8)	(1,948.5)	(1,449.9)	(4,403.2)	(28.9)	—	—	321.5	(4,110.6)
Recoveries of insurance service expenses	803.5	1,641.5	653.8	3,098.8	34.6	—	—	(282.3)	2,851.1
Net reinsurance result	(201.3)	(307.0)	(796.1)	(1,304.4)	5.7	—	—	39.2	(1,259.5)
Insurance service result	786.7	1,628.1	453.9	2,868.7	(18.3)	—	—	0.4	2,850.8
Other insurance operating expenses	(238.0)	(323.5)	(219.0)	(780.5)	(82.1)	—	—	—	(862.6)
	548.7	1,304.6	234.9	2,088.2	(100.4)	—	—	0.4	1,988.2
Interest and dividends	409.2	1,003.8	269.2	1,682.2	89.2	(13.2)	5.6	164.4	1,928.2
Share of profit of associates	33.6	265.1	113.7	412.4	53.2	53.3	45.4	—	564.3
Other:
Non-insurance revenue	—	—	—	—	—	6,468.5	—	—	6,468.5
Non-insurance expenses	—	—	—	—	—	(6,212.3)	—	—	(6,212.3)
Operating income	991.5	2,573.5	617.8	4,182.8	42.0	296.3	51.0	164.8	4,736.9
Net finance expense from insurance contracts and reinsurance contract assets held	(359.7)	(1,005.9)	(99.4)	(1,465.0)	(53.9)	—	—	—	(1,518.9)
Net gains on investments	366.8	882.5	184.2	1,433.5	130.5	93.3	777.0	—	2,434.3
Interest expense	(4.9)	(53.8)	(13.3)	(72.0)	(0.6)	(214.7)	(323.8)	0.2	(610.9)
Corporate overhead and other	(39.2)	(76.4)	(62.6)	(178.2)	(1.2)	—	(12.7)	(165.0)	(357.1)
Earnings before income taxes	954.5	2,319.9	626.7	3,901.1	116.8	174.9	491.5	—	4,684.3
Provision for income taxes									(883.7)
Net earnings									3,800.6

Attributable to:
Shareholders of Fairfax									3,534.1
Non-controlling interests									266.5
									3,800.6

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	4,169.2	8,010.1	2,640.9	14,820.2
Prior year reserve development and release of risk adjustment on prior year claims	(170.4)	(192.3)	(353.3)	(716.0)
Losses on claims - calendar year	3,998.8	7,817.8	2,287.6	14,104.2
Commissions	1,136.5	1,706.6	561.2	3,404.3
Other underwriting expenses	648.4	842.9	445.8	1,937.1
Insurance service expenses	5,783.7	10,367.3	3,294.6	19,445.6

Nine months ended September 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	6,553.0	11,523.2	5,108.3	23,184.5	135.4	—	—	—	23,319.9
Intercompany	32.8	131.9	147.9	312.6	10.4	—	—	(323.0)	—
Insurance revenue	6,585.8	11,655.1	5,256.2	23,497.1	145.8	—	—	(323.0)	23,319.9
Insurance service expenses	(5,687.8)	(9,181.9)	(4,315.9)	(19,185.6)	(168.2)	—	—	321.3	(19,032.5)
Net insurance result	898.0	2,473.2	940.3	4,311.5	(22.4)	—	—	(1.7)	4,287.4
Cost of reinsurance	(978.6)	(2,067.0)	(2,046.5)	(5,092.1)	(13.7)	—	—	323.0	(4,782.8)
Recoveries of insurance service expenses	880.5	1,605.1	1,425.7	3,911.3	14.8	—	—	(320.9)	3,605.2
Net reinsurance result	(98.1)	(461.9)	(620.8)	(1,180.8)	1.1	—	—	2.1	(1,177.6)
Insurance service result	799.9	2,011.3	319.5	3,130.7	(21.3)	—	—	0.4	3,109.8
Other insurance operating expenses	(235.5)	(308.9)	(201.6)	(746.0)	(107.7)	—	—	—	(853.7)
	564.4	1,702.4	117.9	2,384.7	(129.0)	—	—	0.4	2,256.1
Interest and dividends	387.9	945.5	258.4	1,591.8	94.6	(5.7)	(4.5)	137.5	1,813.7
Share of profit (loss) of associates	99.6	316.3	92.5	508.4	51.1	(8.4)	58.2	—	609.3
Other:
Non-insurance revenue	—	—	—	—	—	4,672.7	—	—	4,672.7
Non-insurance expenses	—	—	—	—	—	(4,567.3)	—	—	(4,567.3)
Operating income	1,051.9	2,964.2	468.8	4,484.9	16.7	91.3	53.7	137.9	4,784.5
Net finance expense from insurance contracts and reinsurance contract assets held	(377.4)	(953.2)	(75.8)	(1,406.4)	(76.9)	—	—	—	(1,483.3)
Net gains (losses) on investments	125.6	333.2	391.3	850.1	28.8	(38.3)	629.8	—	1,470.4
Interest expense	(4.5)	(38.1)	(21.1)	(63.7)	(9.6)	(125.3)	(277.8)	0.1	(476.3)
Corporate overhead and other	(32.9)	(70.2)	(84.1)	(187.2)	(1.3)	—	(7.4)	(138.1)	(334.0)
Earnings (loss) before income taxes	762.7	2,235.9	679.1	3,677.7	(42.3)	(72.3)	398.3	(0.1)	3,961.3
Provision for income taxes									(1,016.3)
Net earnings									2,945.0

Attributable to:
Shareholders of Fairfax									2,722.7
Non-controlling interests									222.3
									2,945.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	3,939.7	7,425.6	3,444.9	14,810.2
Prior year reserve development and release of risk adjustment on prior year claims	(20.6)	(413.5)	(131.1)	(565.2)
Losses on claims - calendar year	3,919.1	7,012.1	3,313.8	14,245.0
Commissions	1,158.5	1,385.9	458.9	3,003.3
Other underwriting expenses	610.2	783.9	543.2	1,937.3
Insurance service expenses	5,687.8	9,181.9	4,315.9	19,185.6

Components of Net Earnings
Underwriting and Operating Income
Presented below is the insurance service result, reconciled to underwriting profit, of each of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three and nine months ended September 30, 2025 and 2024. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the three and nine months ended September 30, 2025 and 2024 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

    North American Insurers

	Third quarter		First nine months
	2025	2024	2025	2024
Combined ratio, discounted	85.7%	88.9%	86.4%	85.7%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.4%	64.2%	63.9%	63.3%
Commissions	15.6%	16.5%	15.9%	16.0%
Underwriting expenses	16.0%	15.9%	16.2%	16.3%
Combined ratio, undiscounted - accident year	95.0%	96.6%	96.0%	95.6%
Net favourable prior year reserve development	(2.0)%	(1.3)%	(1.4)%	(1.0)%
Combined ratio, undiscounted - calendar year	93.0%	95.3%	94.6%	94.6%

Gross premiums written	2,433.2	2,426.3	6,937.5	6,816.1
Net premiums written	2,010.0	1,955.1	5,753.4	5,546.3
Net insurance revenue(1)	1,997.2	1,955.2	5,766.9	5,607.2

Insurance service result	286.6	216.2	786.7	799.9
Other insurance operating expenses	(79.1)	(78.7)	(238.0)	(235.5)
Discounting of losses and ceded losses on claims recorded in the period	(88.5)	(72.7)	(293.7)	(288.3)
Changes in the risk adjustment and other	13.8	22.3	44.8	8.4
Underwriting profit	132.8	87.1	299.8	284.5
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
North American Insurers reported an insurance service result of $286.6 in the third quarter of 2025 compared to an insurance service result of $216.2 in the third quarter of 2024. The increase in the third quarter of 2025 of $70.4 primarily reflected decreased current period catastrophe losses at Northbridge and Crum & Forster, increased net favourable prior year reserve development at Northbridge, and decreased insurance acquisition expenses and continued growth in net insurance revenue at Crum & Forster (including rate increases across most lines of business). The increase in the insurance service result in the third quarter of 2025 was partially offset by increased large and attritional losses in the liability lines of business at Northbridge, higher non-catastrophe losses in the credit and accident and health lines of business at Crum & Forster, and increased losses in the workers' compensation business at Zenith National.
North American Insurers reported an insurance service result of $786.7 in the first nine months of 2025 compared to an insurance service result of $799.9 in the first nine months of 2024. The modest decrease in the first nine months of 2025 of $13.2 primarily reflected lower net insurance revenue due to the strategic exiting of a line of business and strengthening of the U.S. dollar relative to the Canadian dollar at Northbridge, increased insurance acquisition expenses and large loss experience in the commercial property and liability lines of business at Northbridge, and increased losses in the workers' compensation business at Zenith National. The modest decrease in the insurance service result in the first nine months of 2025 was partially offset by continued growth in net insurance revenue at Crum & Forster (including rate increases across most lines of business) relative to modest increases in underwriting expenses, decreased insurance acquisition expenses and current period catastrophe losses at Crum & Forster, and decreased current period catastrophe losses and increased net favourable prior year reserve development at Northbridge.

The operating companies comprising the North American Insurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the third quarters and first nine months of 2025 and 2024 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	79.3%	87.5%	82.2%	82.4%	567.3	580.2	1,609.3	1,663.5	117.3	72.7	286.4	292.4
Crum & Forster	87.6%	89.8%	87.1%	87.0%	1,224.8	1,184.9	3,593.0	3,394.1	151.3	121.2	462.0	442.7
Zenith National	91.2%	88.3%	93.2%	88.2%	205.1	190.1	564.6	549.6	18.0	22.3	38.3	64.8
North American Insurers	85.7%	88.9%	86.4%	85.7%	1,997.2	1,955.2	5,766.9	5,607.2	286.6	216.2	786.7	799.9
Underwriting profit
North American Insurers produced underwriting profit of $132.8 and $299.8 and undiscounted combined ratios of 93.0% and 94.6% in the third quarter and first nine months of 2025 compared to underwriting profit of $87.1 and $284.5 and undiscounted combined ratios of 95.3% and 94.6% in the third quarter and first nine months of 2024. The increase in underwriting profitability in the third quarter and first nine months of 2025 primarily reflected the same factors which increased the insurance service result as noted above.
The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	86.9%	94.0%	90.2%	91.2%	72.8	33.8	155.1	142.7
Crum & Forster	94.8%	95.7%	95.2%	95.8%	59.4	46.9	161.2	131.7
Zenith National	99.7%	96.6%	102.9%	98.2%	0.6	6.4	(16.5)	10.1
North American Insurers	93.0%	95.3%	94.6%	94.6%	132.8	87.1	299.8	284.5

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the third quarters and first nine months of 2025 and 2024 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	612.9	644.5	1,810.6	1,897.8	519.0	541.2	1,589.5	1,673.8	554.0	564.2	1,586.7	1,622.4
Crum & Forster	1,649.5	1,626.5	4,528.5	4,343.3	1,311.0	1,254.1	3,538.9	3,289.6	1,148.3	1,088.3	3,371.4	3,140.4
Zenith National	170.8	155.3	598.4	575.0	180.0	159.8	625.0	582.9	204.2	189.2	561.8	547.0
North American Insurers	2,433.2	2,426.3	6,937.5	6,816.1	2,010.0	1,955.1	5,753.4	5,546.3	1,906.5	1,841.7	5,519.9	5,309.8

Gross premiums written increased by 0.3% and 1.8% in the third quarter and first nine months of 2025 primarily reflecting increased business volumes at Crum & Forster (primarily accident and health and workers' compensation lines of business) and continued rate increases across most lines of business, partially offset by a decrease at Northbridge primarily as a result of the strategic exiting of a line of business, softening in its commercial lines of business and strengthening of the U.S. dollar relative to the Canadian dollar.
Net premiums written increased by 2.8% and 3.7% in the third quarter and first nine months of 2025, primarily reflecting the growth in gross premiums written and a lower net cession rate at Crum & Forster. Net premiums earned increased by 3.5% and 4.0% in the third quarter and first nine months of 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
The current accident year loss and loss adjustment expense ratio decreased to 63.4% in the third quarter of 2025 from 64.2% in the third quarter of 2024, primarily reflecting decreased current period catastrophe losses at Northbridge and Crum & Forster, partially offset by increased large and attritional losses in the liability lines of business at Northbridge, and higher non-catastrophe losses in the credit and accident and health lines of business at Crum & Forster. The current accident year loss and loss adjustment expense ratio increased to 63.9% in the first nine months of 2025 from 63.3% in the first nine months of 2024, primarily reflecting increased large loss experience in the commercial property and liability lines of business at Northbridge, higher loss trends in the workers' compensation business at Zenith National, and higher non-catastrophe losses in the accident and health line of business at Crum & Forster, partially offset by decreased current period catastrophe losses at Northbridge.

The commission expense ratio decreased to 15.6% and 15.9% in the third quarter and first nine months of 2025 from 16.5% and 16.0% in the third quarter and first nine months of 2024, primarily reflecting decreased commissions at Crum & Forster principally due to decreased commission rates in its credit line of business, partially offset by increased commissions at Northbridge principally due to changes in the mix of business written and increased contingent profit commission expense.
The underwriting expense ratio of 16.0% and 16.2% in the third quarter and first nine months of 2025 was stable compared to 15.9% and 16.3% in the third quarter and first nine months of 2024.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $1,303.4 in the first nine months of 2025 from $1,101.5 in the first nine months of 2024, primarily reflecting lower net claims paid and increased interest and dividends received at Crum & Forster, increased net premium collections at Crum & Forster and Zenith National and lower taxes paid at Northbridge, partially offset by increased operating expenses and taxes paid at Crum & Forster.

    Global Insurers and Reinsurers

	Third quarter		First nine months
	2025	2024	2025	2024
Combined ratio, discounted	78.9%	79.8%	84.3%	79.0%

Combined ratio, undiscounted:
Loss & LAE - accident year	62.8%	65.8%	67.5%	65.1%
Commissions	17.8%	16.9%	17.8%	16.8%
Underwriting expenses	10.8%	9.7%	11.1%	10.9%
Combined ratio, undiscounted - accident year	91.4%	92.4%	96.4%	92.8%
Net favourable prior year reserve development	(0.1)%	(0.4)%	(2.0)%	(0.6)%
Combined ratio, undiscounted - calendar year	91.3%	92.0%	94.4%	92.2%

Gross premiums written	4,239.6	4,106.8	13,874.9	13,224.6
Net premiums written	3,499.2	3,443.6	11,438.9	10,923.7
Net insurance revenue(1)	3,658.4	3,449.2	10,353.9	9,588.1

Insurance service result	772.7	698.2	1,628.1	2,011.3
Other insurance operating expenses	(108.8)	(115.6)	(323.5)	(308.9)
Discounting of losses and ceded losses on claims recorded in the period	(292.6)	(296.3)	(848.6)	(885.8)
Changes in the risk adjustment and other	(44.9)	1.6	149.8	(28.1)
Underwriting profit	326.4	287.9	605.8	788.5
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.

On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented in the tables that follow for Brit exclude the results of Ki.
Insurance service result
Global Insurers and Reinsurers insurance service result of $772.7 and a discounted combined ratio of 78.9% in the third quarter of 2025 compared to an insurance service result of $698.2 and a discounted combined ratio of 79.8% in the third quarter of 2024. The increase in the insurance service result in the third quarter of 2025 of $74.5, or 10.7%, primarily reflected strong growth in net insurance revenue at each of the operating companies within the reporting segment (primarily at Brit and Odyssey Group) and decreased current period catastrophe losses (as set out in the table below), partially offset by decreased net favourable prior year reserve development, primarily at Odyssey Group.
Global Insurers and Reinsurers insurance service result of $1,628.1 and a discounted combined ratio of 84.3% in the first nine months of 2025 compared to an insurance service result of $2,011.3 and a discounted combined ratio of 79.0% in the first nine months of 2024. The decrease in the insurance service result in the first nine months of 2025 of $383.2, or 19.1%, primarily reflected increased current period catastrophe losses, principally from the California wildfires (as set out in the table below) and increased insurance acquisition expenses at each of the operating companies within the segment, partially offset by increased net insurance revenue at each of the operating companies within the reporting segment.

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Allied World	78.8%	79.0%	82.6%	79.2%	1,342.1	1,315.4	3,963.1	3,832.3	285.1	276.5	688.8	797.8
Odyssey Group	81.1%	81.8%	88.0%	81.9%	1,416.2	1,364.2	4,017.3	3,813.3	267.4	248.4	482.0	688.8
Brit	72.8%	75.1%	81.6%	70.3%	708.4	589.5	1,803.2	1,468.5	192.8	147.1	330.8	435.5
Ki	85.7%	85.4%	77.8%	81.2%	191.7	180.1	570.3	474.0	27.4	26.2	126.5	89.2
Global Insurers and Reinsurers	78.9%	79.8%	84.3%	79.0%	3,658.4	3,449.2	10,353.9	9,588.1	772.7	698.2	1,628.1	2,011.3
Underwriting profit
Global Insurers and Reinsurers produced an underwriting profit of $326.4 and an undiscounted combined ratio of 91.3% in the third quarter of 2025, compared to an underwriting profit of $287.9 and an undiscounted combined ratio of 92.0% in the third quarter of 2024. The increase in underwriting profit in the third quarter of 2025 primarily reflected increased net premiums earned at each of the operating companies within the segment, primarily in reinsurance lines of business, and decreased current period catastrophe losses (as set out in the table below).
Global Insurers and Reinsurers produced an underwriting profit of $605.8 and an undiscounted combined ratio of 94.4% in the first nine months of 2025, compared to an underwriting profit of $788.5 and an undiscounted combined ratio of 92.2% in the first nine months of 2024. The decrease in underwriting profit in the first nine months of 2025 primarily reflected increased current period catastrophe losses as a result of the California wildfires (as set out in the table below). The decrease in underwriting profit was partially offset by increased net favourable prior year reserve development of $219.5 (2024 - $63.9), primarily at Odyssey Group and Brit. At Odyssey Group, the net favourable prior year reserve development primarily related to non-catastrophe losses (notably in reinsurance property and motor lines of business) and catastrophe losses (mainly 2024 attritional catastrophe losses). At Brit, the net favourable prior year reserve development was principally in non-catastrophe losses (primarily property and specialty lines of business) and catastrophe losses (mainly property treaty lines of business). Increased net premiums earned at each of the operating companies within the reporting segment also partially offset the decrease in underwriting profit.
The companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024
Allied World	88.9%	88.5%	91.9%	91.0%	143.9	145.5	310.7	330.0
Odyssey Group	91.2%	93.8%	96.1%	93.2%	137.8	95.0	177.4	290.4
Brit	92.1%	91.8%	93.9%	91.6%	55.1	53.1	112.6	143.2
Ki	105.4%	103.3%	99.1%	94.8%	(10.4)	(5.7)	5.1	24.9
Global Insurers and Reinsurers	91.3%	92.0%	94.4%	92.2%	326.4	287.9	605.8	788.5

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2025 and 2024 are as set out in the following table:

	Third quarter						First nine months
	2025			2024			2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	(0.2)	—		—	—		700.7	6.6		—	—
Hurricane Helene	—	—		93.1	2.6		—	—		93.1	0.9
Canadian events(2)	—	—		76.3	2.1		—	—		76.3	0.8
Dubai floods	—	—		3.3	0.1		—	—		48.4	0.5
Other(3)	132.3	3.5		130.9	3.7		303.5	2.8		303.6	3.0
Total catastrophe losses	132.1	3.5	points	303.6	8.5	points	1,004.2	9.4	points	521.4	5.2	points
(1)    Net of reinstatement premiums.
(2)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.
(3)    Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

Gross premiums written on a third-party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2025 and 2024 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Allied World	1,700.9	1,671.8	5,929.1	5,697.4	1,104.1	1,127.9	4,241.2	4,119.8	1,299.7	1,269.4	3,834.8	3,682.3
Odyssey Group	1,592.6	1,546.2	4,882.7	4,683.4	1,535.2	1,512.8	4,633.3	4,434.8	1,569.5	1,527.3	4,576.5	4,293.1
Brit	720.2	692.8	2,403.6	2,248.2	641.3	612.3	1,964.6	1,845.1	700.9	650.0	1,857.3	1,687.9
Ki	225.9	196.0	659.5	595.6	218.6	190.6	599.8	524.0	193.3	168.8	571.9	482.9
Global Insurers and Reinsurers	4,239.6	4,106.8	13,874.9	13,224.6	3,499.2	3,443.6	11,438.9	10,923.7	3,763.4	3,615.5	10,840.5	10,146.2
Gross premiums written increased by 3.2% in the third quarter of 2025, reflecting growth across all companies within the reporting segment, primarily in reinsurance lines of business from new business and modest rate increases. The increase at Odyssey Group primarily reflected growth in liability lines, partially offset by declines in Canadian property due to reinstatement premiums recognized in the comparative period and decreases in certain motor lines from both business volume and pricing reductions. Increases at Allied World primarily reflected growth in Global Markets property and professional lines of business, partially offset by a modest decline in North American casualty business. Brit's growth principally reflected increases in programs & facilities and property & specialty, partially offset by reductions in property treaty. The growth at Ki principally reflected increased business volumes in property treaty, energy, and marine lines of business.
Gross premiums written increased by 4.9% in the first nine months of 2025, reflecting growth at each company within the reporting segment. Growth at Allied World primarily reflected growth in U.S. Reinsurance and Global Markets, supported by favorable rate conditions. The increase at Odyssey Group was driven by strong growth in U.S. property and casualty treaty business and reinstatement premiums related to the California wildfires, partially offset by declines in motor and crop lines. Brit's growth principally reflected growth in property & specialty insurance and property treaty reinsurance lines of business, while growth at Ki primarily reflected increased premium volume in property treaty, energy, and marine.
Net premiums written increased by 1.6% and 4.7% in the third quarter and first nine months of 2025, primarily reflecting the increases in gross premiums written, partially offset by a modest decrease in average retention at Allied World. The decline in retention reflected changes in business mix, with increased volumes in lines carrying higher cession rates. Net premiums earned increased by 4.1% and 6.8% in the third quarter and first nine months of 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
The current accident year loss and loss adjustment expense ratio decreased to 62.8% in the third quarter of 2025 from 65.8% in the third quarter of 2024, primarily reflecting decreased current period catastrophe losses (as set out in the table above), improved current period attritional loss experience at Ki (primarily due to improved loss experience in property lines of business) and improved current period large loss experience at Odyssey Group.
The current accident year loss and loss adjustment expense ratio increased to 67.5% in the first nine months of 2025 from 65.1% in the first nine months of 2024, primarily reflecting increased current period catastrophe losses (as set out in the table above), partially offset by improved current period attritional loss experience at Odyssey Group (primarily driven by improved large loss experience), Ki (notably in property lines of business) and Allied World (primarily in property insurance).
The commission expense ratio increased to 17.8% in both the third quarter and first nine months of 2025 from 16.9% and 16.8% in the third quarter and first nine months of 2024, primarily reflecting increased net average commissions at each of the companies in the reporting segment, principally due to changes in the mix of business written.
The underwriting expense ratio increased to 10.8% and 11.1% in the third quarter and first nine months of 2025 from 9.7% and 10.9% in the third quarter and first nine months of 2024, primarily reflecting increased underwriting expenses at Ki, principally related to investments in technology and operations as Ki continues to build out to operate as a separate business, and Odyssey, primarily reflecting increased personnel costs, partially offset by decreases at Allied World, reflecting increased net premiums earned relative to more modest increases in underwriting expenses. The increase in the third quarter of 2025 also reflected increased personnel costs at Brit.
Operating activities and other
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $2,915.3 in the first nine months of 2025 from $2,686.0 in the first nine months of 2024, primarily reflecting increased net premiums received at each of the companies within the Global Insurers and Reinsurers reporting segment and the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group in the comparative period. The increase in the cash provided by operating activities was partially offset by higher net claims payments during the period, including payments related to the California wildfires.
During the first nine months of 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $72.2 (2024 - $122.3) to non-controlling interests.

International Insurers and Reinsurers

	Third quarter		First nine months
	2025	2024	2025	2024
Combined ratio, discounted	82.7%	88.0%	85.3%	90.1%

Combined ratio, undiscounted:
Loss & LAE - accident year	61.0%	71.7%	63.5%	66.6%
Commissions	16.9%	16.1%	16.2%	16.6%
Underwriting expenses	21.0%	20.2%	21.5%	20.9%
Combined ratio, undiscounted - accident year	98.9%	108.0%	101.2%	104.1%
Net favourable prior year reserve development	(6.5)%	(9.5)%	(6.4)%	(6.2)%
Combined ratio, undiscounted - calendar year	92.4%	98.5%	94.8%	97.9%

Gross premiums written	1,507.0	1,704.8	4,842.0	5,046.8
Net premiums written	1,046.3	1,021.7	3,307.9	3,041.3
Net insurance revenue(1)	1,102.4	1,046.9	3,094.7	3,209.7

Insurance service result	190.1	125.5	453.9	319.5
Other insurance operating expenses	(80.9)	(76.4)	(219.0)	(201.6)
Discounting of losses and ceded losses on claims recorded in the period	(48.3)	(22.3)	(109.4)	(93.8)
Changes in the risk adjustment and other	20.2	(12.1)	33.0	36.0
Underwriting profit	81.1	14.7	158.5	60.1
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
International Insurers and Reinsurers insurance service result of $190.1 and $453.9 in the third quarter and first nine months of 2025 increased from $125.5 and $319.5 in the third quarter and first nine months of 2024, primarily reflecting increases at Gulf Insurance (principally reflecting the effects of the unwind of certain acquisition accounting adjustments and the effects of accounting for acquired contracts in 2024, and the absence of current period catastrophe losses in 2025 compared to 2024) and at Fairfax Central and Eastern Europe (principally reflecting an increase in net insurance revenue at Colonnade Insurance driven by growth in casualty and specialty lines of business in the third quarter of 2025 and all lines of business in the first nine months of 2025). The increase in insurance service result in the first nine months of 2025 also reflected increases at Fairfax Latin America (principally at Fairfax Latam reflecting growth in business across most companies) and Fairfax Asia (principally at Singapore Re reflecting growth in various lines of business), partially offset by a decrease at Group Re (principally an increase in insurance service expenses reflecting lower net favourable prior year development and an increase in large losses) and increased net insurance service expenses at Fairfax Central and Eastern Europe (reflecting the growth in business).
Net insurance revenue in the third quarter of 2025 of $1,102.4 increased by $55.5 from $1,046.9 in the third quarter of 2024, primarily reflecting increases at Fairfax Central and Eastern Europe (principally at Colonnade Insurance as noted above and Fairfax Ukraine in its motor and accident and health lines of business), Bryte Insurance (growth in all lines of business) and Fairfax Latin America (principally at Fairfax Latam reflecting growth in its accident and health line of business and the devaluation of the Argentine peso in 2024). Net insurance revenue in the first nine months of 2025 of $3,094.7 decreased by $115.0 from $3,209.7 in the first nine months of 2024 primarily reflecting a decrease at Gulf Insurance (principally reflecting the effects of accounting for acquired contracts which increased net insurance revenue by $282.5 in 2024, the unwind of certain acquisition accounting adjustments in 2024 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance (the "AFYA insurance contract"), partially offset by increased net insurance revenue across various operating companies and lines of business), partially offset by increases at Fairfax Central and Eastern Europe (across all operating companies and reflecting growth in various lines of business), Fairfax Asia (principally at Singapore Re across various lines of business), Bryte Insurance (across various lines of business) and Fairfax Latin America (principally at Fairfax Latam reflecting the same factors as the increase in the third quarter of 2025).

The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the third quarters and first nine months of 2025 and 2024 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Group Re	94.3%	78.5%	93.1%	84.4%	110.4	90.0	300.9	294.2	6.4	19.6	20.9	46.0
Bryte Insurance	85.1%	88.4%	86.3%	87.4%	92.1	76.0	262.9	224.4	13.7	9.0	36.0	28.2
Fairfax Asia	84.6%	83.4%	82.0%	81.9%	117.8	108.5	339.0	275.2	18.0	18.2	61.0	50.0
Fairfax Latin America	74.5%	76.5%	75.9%	78.0%	155.8	140.8	447.4	414.3	39.8	32.9	108.0	91.0
Fairfax Central and Eastern Europe	81.3%	88.2%	82.6%	84.7%	174.5	153.9	491.9	425.1	32.5	18.0	85.8	65.2
Eurolife General	86.6%	91.7%	95.0%	97.5%	24.1	22.6	63.9	63.8	3.2	1.9	3.2	1.6
Gulf Insurance	82.1%	94.3%	88.3%	97.5%	427.7	455.1	1,188.7	1,512.7	76.5	25.9	139.0	37.5
International Insurers and Reinsurers	82.7%	88.0%	85.3%	90.1%	1,102.4	1,046.9	3,094.7	3,209.7	190.1	125.5	453.9	319.5
Underwriting profit
International Insurers and Reinsurers produced underwriting profit of $81.1 and $158.5 and undiscounted combined ratios of 92.4% and 94.8% in the third quarter and first nine months of 2025 compared to underwriting profit of $14.7 and $60.1 and undiscounted combined ratios of 98.5% and 97.9% in the third quarter and first nine months of 2024. The increase in underwriting profit in the third quarter and first nine months of 2025 primarily reflected increases at Gulf Insurance (due to the absence of acquisition accounting adjustments in the third quarter and first nine months of 2025 which decreased underwriting profit by $15.8 and $33.6 in the third quarter and first nine months of 2024, lower current period attritional loss experience in its medical and motor lines of business and the absence of current period catastrophe losses in 2025 compared to 2024, partially offset by lower net favourable prior year reserve development) and at Fairfax Central and Eastern Europe (reflecting growth in net premiums earned across most operating companies, lower current period catastrophe losses and increased net favourable prior year reserve development). The increase in underwriting profit in the first nine months of 2025 also reflected an increase at Fairfax Asia (principally at Singapore Re reflecting growth in net premiums earned and increased net favourable prior year reserve development, partially offset by increased current period attritional loss experience).
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024
Group Re	91.3%	95.8%	95.0%	92.2%	10.6	4.3	18.4	24.9
Bryte Insurance	93.8%	93.9%	94.2%	97.1%	5.4	4.2	14.4	6.2
Fairfax Asia	94.5%	95.1%	92.5%	94.9%	7.0	5.3	27.7	15.7
Fairfax Latin America	94.0%	94.4%	94.4%	94.4%	7.8	6.5	20.5	18.9
Fairfax Central and Eastern Europe	94.5%	97.5%	94.6%	95.6%	10.2	4.2	28.2	20.2
Eurolife General	91.2%	102.6%	97.9%	105.2%	2.0	(0.5)	1.3	(2.8)
Gulf Insurance(1)	90.5%	102.4%	95.7%	102.0%	38.1	(9.3)	48.0	(23.0)
International Insurers and Reinsurers	92.4%	98.5%	94.8%	97.9%	81.1	14.7	158.5	60.1
(1)    The results in 2024 include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments, Gulf Insurance reported underwriting profit of $6.5 and $10.6 and undiscounted combined ratios of 98.3% and 99.1% in the third quarter and first nine months of 2024.

The current accident year loss and loss adjustment expense ratio of 61.0% and 63.5% in the third quarter and first nine months of 2025 decreased from 71.7% and 66.6% in the third quarter and first nine months of 2024, primarily reflecting lower current period attritional loss experience at Gulf Insurance in its medical and motor lines of business, partially offset by higher current period attritional loss experience at Fairfax Asia in its motor line of business.
The commission expense ratio of 16.9% in the third quarter of 2025 increased compared to 16.1% in the third quarter of 2024 and primarily reflected an increase at Fairfax Central and Eastern Europe (principally at Polish Re reflecting higher commission expense on its property lines of business) and Fairfax Latin America (principally at Fairfax Latam due to higher commission expense at Southbridge Colombia related to growth in its consumer lines of business). The commission expense ratio of 16.2% in the first nine months of 2025 was stable compared to 16.6% in the first nine months of 2024.
The underwriting expense ratios of 21.0% and 21.5% in the third quarter and first nine months of 2025 increased compared to 20.2% and 20.9% in the third quarter and first nine months of 2024, primarily reflecting increases at Gulf Insurance (primarily due to a higher increase in underwriting expenses relative to the increase in new business volume).
Net favourable prior year reserve development of $70.1 in the third quarter of 2025 compared to $92.5 in the third quarter of 2024. Net favourable prior year reserve development in the third quarter of 2025 primarily related to Gulf Insurance (principally in its accident and health and engineering lines of business) and Fairfax Central and Eastern Europe (principally at Colonnade Insurance, primarily in its property lines of business). Net favourable prior year reserve development of $195.4 in the first nine months of 2025 compared to $174.2 in the first nine months of 2024. Net favourable prior year reserve development in the first nine months of 2025 primarily related to Gulf Insurance (principally in its motor, medical and engineering lines of business), Fairfax Asia (principally in its property, liability and marine lines of business) and Fairfax Central and Eastern Europe (principally at Colonnade Insurance, primarily in its property lines of business).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2025 and 2024 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Group Re	58.1	63.7	198.8	209.2	130.0	122.9	386.6	325.5	123.4	104.2	370.3	320.2
Bryte Insurance	127.9	106.6	372.2	314.0	94.4	73.9	254.9	215.6	87.2	69.9	248.6	213.4
Fairfax Asia	279.1	246.9	848.0	749.7	141.2	122.2	412.6	338.4	125.6	108.9	368.7	304.7
Fairfax Latin America	322.1	303.6	900.3	910.1	130.6	112.4	364.2	344.8	129.6	114.1	365.7	337.6
Fairfax Central and Eastern Europe	199.5	178.5	650.5	541.9	163.2	151.4	565.7	483.5	184.4	166.2	519.8	455.0
Eurolife General	31.6	27.1	85.1	78.1	21.6	18.4	58.9	55.2	22.1	19.5	59.0	53.7
Gulf Insurance	488.7	778.4	1,787.1	2,243.8	365.3	420.5	1,265.0	1,278.3	401.7	385.3	1,122.1	1,142.1
International Insurers and Reinsurers	1,507.0	1,704.8	4,842.0	5,046.8	1,046.3	1,021.7	3,307.9	3,041.3	1,074.0	968.1	3,054.2	2,826.7

Gross premiums written decreased by 11.6% and 4.1% in the third quarter and first nine months of 2025, principally reflecting a decrease at Gulf Insurance (primarily due to the termination of the AFYA insurance contract, partially offset by increases in its motor and medical lines of business), partially offset by increases at Fairfax Asia (across most operating companies and various lines of business), Bryte Insurance (across all lines of business) and Fairfax Central and Eastern Europe (principally at Colonnade Insurance in its property and casualty lines of business and Fairfax Ukraine in its accident and health and motor lines of business).
Net premiums written increased by 2.4% and 8.8% in the third quarter and first nine months of 2025, primarily reflecting the increases in gross premiums written achieved by most companies in the reporting segment as described above, and increased retention of business at Fairfax Asia and Gulf Insurance. Net premiums earned increased by 10.9% and 8.0% in the third quarter and first nine months of 2025, reflecting the same factors as net premiums written and the timing between when premiums are written and when they are earned.

    Life insurance and Run-off

	Third quarter
	2025			2024
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	68.3	—	68.3	54.3	10.3	64.6

Insurance revenue	59.9	10.2	70.1	44.1	12.7	56.8
Insurance service expenses	(42.9)	(29.6)	(72.5)	(34.2)	(13.8)	(48.0)
Net reinsurance result	(4.2)	0.6	(3.6)	(2.1)	2.3	0.2
Insurance service result	12.8	(18.8)	(6.0)	7.8	1.2	9.0

	First nine months
	2025			2024
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	184.5	39.3	223.8	162.8	10.3	173.1

Insurance revenue	160.1	27.3	187.4	127.6	18.2	145.8
Insurance service expenses	(128.1)	(83.3)	(211.4)	(106.5)	(61.7)	(168.2)
Net reinsurance result	(9.3)	15.0	5.7	(0.1)	1.2	1.1
Insurance service result	22.7	(41.0)	(18.3)	21.0	(42.3)	(21.3)
(1)    Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and "Gulf Insurance", respectively.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $160.1 in the first nine months of 2025 principally related to Eurolife and primarily consisted of traditional life insurance policies (whole life and term life), unit-linked insurance products, group benefits including retirement benefits, credit life and accident and health insurance policies. Life insurance's insurance service expenses of $128.1 in the first nine months of 2025 primarily consisted of Eurolife's net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Subsequent to September 30, 2025, on October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company's 80.0% equity interest in the life insurance operations of Eurolife for cash consideration of approximately $940 (€813.0). The proposed transaction is subject to entry into definitive agreements and customary closing conditions and is expected to close in the first quarter of 2026. Refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2025 for details.
Run-off manages the company's run-off businesses in the U.S. and continues to manage substantially all of the company's latent reserves. Run-off's insurance service result improved modestly in the first nine months of 2025 compared to the first nine months of 2024, primarily reflecting an improved net reinsurance result, primarily driven by increased ceded losses, and increased insurance revenue, partially offset by increased net adverse prior year reserve development.

    Non-insurance companies

	Third quarter
	2025					2024
	Restaurants and retail(1)(2)	Fairfax India	Thomas Cook India	Other(3)(4)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(3)	Total
Revenue	663.2	104.4	247.3	1,183.2	2,198.1	436.1	78.3	251.3	854.7	1,620.4
Expenses	(585.5)	(95.5)	(235.2)	(1,087.3)	(2,003.5)	(395.0)	(71.3)	(238.9)	(877.2)	(1,582.4)
Pre-tax income (loss) before interest expense and other	77.7	8.9	12.1	95.9	194.6	41.1	7.0	12.4	(22.5)	38.0
Interest and dividends	2.5	(9.3)	—	0.7	(6.1)	2.4	(4.9)	—	0.5	(2.0)
Share of profit (loss) of associates	—	22.2	0.1	0.6	22.9	—	13.4	—	(0.6)	12.8
Operating income (loss)	80.2	21.8	12.2	97.2	211.4	43.5	15.5	12.4	(22.6)	48.8

	First nine months
	2025					2024
	Restaurants and retail(1)(2)	Fairfax India	Thomas Cook India	Other(3)(4)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(3)	Total
Revenue	1,887.3	318.9	781.9	3,480.4	6,468.5	1,290.5	219.3	720.3	2,442.6	4,672.7
Expenses	(1,718.0)	(286.0)	(745.9)	(3,462.4)	(6,212.3)	(1,202.5)	(194.5)	(685.0)	(2,485.3)	(4,567.3)
Pre-tax income (loss) before interest expense and other	169.3	32.9	36.0	18.0	256.2	88.0	24.8	35.3	(42.7)	105.4
Interest and dividends	8.3	(24.6)	—	3.1	(13.2)	7.2	(14.3)	—	1.4	(5.7)
Share of profit (loss) of associates	—	53.1	0.3	(0.1)	53.3	—	(7.3)	0.3	(1.4)	(8.4)
Operating income (loss)	177.6	61.4	36.3	21.0	296.3	95.2	3.2	35.6	(42.7)	91.3
(1)    Comprised primarily of Recipe (including its subsidiary The Keg (deconsolidated on September 25, 2025)) and Sporting Life Group, and also comprises Sleep Country (consolidated on October 1, 2024) in 2025.
(2)    On September 25, 2025 the company deconsolidated the assets and liabilities of The Keg from its non-insurance companies reporting segment and recorded its retained interest in The Keg as an investment in associate. Refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2025 for details.
(3)    Comprised primarily of AGT, Dexterra Group, Boat Rocker (deconsolidated on August 1, 2025), Farmers Edge and Grivalia Hospitality, and also comprises Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.
(4)    On August 1, 2025 Blue Ant Media Inc. (“Blue Ant”) became a public company via a reverse take-over of Boat Rocker, which was then renamed Blue Ant Media Corporation ("Blue Ant Media"). The company deconsolidated the assets and liabilities of Blue Ant Media from its non-insurance companies reporting segment and recorded its retained interest in Blue Ant Media at FVTPL within portfolio investments. Refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2025 for details.
Non-insurance companies' revenue and expenses increased to $2,198.1 and $2,003.5 in the third quarter of 2025 from $1,620.4 and $1,582.4 in the third quarter of 2024, primarily reflecting the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment, partially offset by the deconsolidation of Boat Rocker as noted above and decreased business volume at AGT in the Other operating segment.
Non-insurance companies' revenue and expenses increased to $6,468.5 and $6,212.3 in the first nine months of 2025 from $4,672.7 and $4,567.3 in the first nine months of 2024, primarily reflecting the same factors noted above for the increase in the third quarter of 2025. The increase in expenses in the first nine months of 2025 also reflected non-cash impairment charges of $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant noted above.

    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2025 and 2024 were comprised as follows:

	Third quarter
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments

Long equity exposures and financial effects	23.9	500.7	524.6	(58.5)	381.4	322.9
Total bonds	(14.4)	(29.9)	(44.3)	40.9	787.7	828.6
Other	(159.2)	105.1	(54.1)	(161.9)	297.7	135.8
Net gains (losses) on investments	(149.7)	575.9	426.2	(179.5)	1,466.8	1,287.3

	First nine months
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments

Long equity exposures and financial effects	617.0	1,487.5	2,104.5	649.9	325.5	975.4
Total bonds	(212.9)	631.8	418.9	35.8	283.2	319.0
Other	(421.8)	332.7	(89.1)	(144.9)	320.9	176.0
Net gains (losses) on investments	(17.7)	2,452.0	2,434.3	540.8	929.6	1,470.4

Long equity exposures and financial effects: During the third quarter of 2025 the company's long equity exposures produced net gains of $524.6 compared to $322.9 in the third quarter of 2024, primarily reflecting net gains of $547.8 on common stocks (2024 - $99.2), partially offset by net losses of $60.6 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares (2024 - net gains on $229.5). During the first nine months of 2025 the company's long equity exposures produced net gains of $2,104.5 compared to $975.4 in the first nine months of 2024, primarily reflecting net gains of $977.8 on common stocks (2024 - $301.1), net gains of $584.5 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares (2024 - $691.6), net gains of $266.7 on convertible bonds and equity warrants (2024 - net losses of $10.3) and a net realized gain of $178.7 on the disposition of the company's equity accounted investment in Sigma.
Bonds: Net losses on bonds of $44.3 in the third quarter of 2025 (2024 - net gains of $828.6) were primarily comprised of net losses on other government bonds of $82.9 (2024 - net gains of $123.7), partially offset by net gains on U.S. treasury bonds of $32.5 (2024 - $502.5). Net gains on bonds of $418.9 in the first nine months of 2025 (2024 - $319.0) were primarily comprised of net gains on U.S. treasury bonds of $380.9 (2024 - $159.2) and corporate and other bonds of $55.5 (2024 - $98.5), which partially offset the cost of decreases in discount rates on prior years' net losses on claims of $486.1 in the first nine months of 2025 (2024 - $411.2).
Preferred stocks: Net gains (losses) on preferred stocks, included in other in the table above, primarily reflected net losses of $68.8 and net gains of $139.3 on the company's holdings of Digit compulsory convertible preferred shares during the third quarter and first nine months of 2025.
Foreign currency: Net losses on foreign currency in the third quarter of 2025 of $53.9 were comprised of net losses on investing activities of $85.8 and on underwriting activities of $56.7, partially offset by net gains on foreign currency contracts of $88.6. Net losses on foreign currency in the first nine months of 2025 of $363.7 were comprised of net losses on foreign currency contracts of $196.4 and underwriting activities of $168.0.

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and nine months ended September 30, 2025 and 2024 was comprised as follows:

	Third quarter		First nine months
	2025	2024	2025	2024
Interest expense on borrowings:
Holding company	112.0	99.5	323.6	277.7
Insurance and reinsurance companies	24.6	20.9	61.5	61.7
Non-insurance companies(1)	58.1	30.8	169.2	98.3
	194.7	151.2	554.3	437.7
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.0	4.0	11.1	11.6
Non-insurance companies	14.4	9.2	45.5	27.0
	18.4	13.2	56.6	38.6

Consolidated interest expense	213.1	164.4	610.9	476.3
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the third quarter and first nine months of 2025 principally reflected the issuance on May 20, 2025 of $500.0 and $400.0 principal amount of 5.75% and 6.50% senior notes due 2035 and 2055, respectively, and the issuance on August 14, 2025 of Cdn$400.0 and Cdn$300.0 principal amount of 4.45% and 5.10% unsecured senior notes due 2035 and 2055, respectively. The increase in interest expense on borrowings at the holding company in the first nine months of 2025 also reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054 and the issuance on November 22, 2024 of Cdn$450.0 and Cdn$250.0 principal amount of 4.73% and 5.23% unsecured senior notes due 2034 (the "2034 notes") and 2054 (the "2054 notes"), respectively, in which Brit became the primary co-obligor of the 2034 notes and the 2054 notes on June 17, 2025, partially offset by lower interest expense from the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.
The increase in interest expense on borrowings at the non-insurance companies in the third quarter and first nine months of 2025 principally reflected the consolidation of Sleep Country, Meadow Foods and Peak Achievement, including their borrowings of $468.7, $235.9 and $436.0, respectively, during the fourth quarter of 2024.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	Third quarter		First nine months
	2025	2024	2025	2024
Fairfax corporate overhead	45.6	44.9	177.7	145.5
Subsidiary holding companies' corporate overhead	59.6	23.8	102.7	56.6
Subsidiary holding companies' non-cash intangible asset amortization and impairment charges(1)	25.5	78.9	76.7	131.9
Corporate and other expenses as presented in the consolidated statement of earnings	130.7	147.6	357.1	334.0
Holding company interest and dividends	5.0	7.5	(5.6)	4.5
Holding company share of profit of associates	(40.2)	(26.3)	(45.4)	(58.2)
Investment management and administration fee income and other	(52.4)	(46.2)	(164.8)	(137.9)
Corporate overhead and other(2)	43.1	82.6	141.3	142.4
(1)    Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.
(2)    As presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2025.

Fairfax corporate overhead increased nominally to $45.6 in the third quarter of 2025 from $44.9 in the third quarter of 2024. Fairfax corporate overhead increased to $177.7 in the first nine months of 2025 from $145.5 in the first nine months of 2024 primarily due to higher compensation expense and higher charitable donations, partially offset by lower office and general expenses. Subsidiary holding companies' corporate overhead increased to $59.6 and $102.7 in the third quarter and first nine months of 2025 from $23.8 and $56.6 in the third quarter and first nine months of 2024, primarily reflecting a one-time adjustment at Gulf Insurance and higher charitable donations, partially offset by lower depreciation on property, plant and equipment and right of use assets. Subsidiary non-cash intangible asset amortization and impairment charges decreased to $25.5 and $76.7 in the third quarter and first nine months of 2025 from $78.9 and $131.9 in the third quarter and first nine months of 2024 primarily reflecting a non-recurring non-cash impairment charge recorded on intangible assets in 2024.
Investment management and administration fee income and other increased to $52.4 and $164.8 in the third quarter and first nine months of 2025 from $46.2 and $137.9 in the third quarter and first nine months of 2024 primarily reflecting increased fees earned by Hamblin Watsa due to growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the third quarters and first nine months of 2025 and 2024 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2025.

Segmented Balance Sheet
The company's segmented balance sheets as at September 30, 2025 and December 31, 2024 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS Accounting Standards policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	September 30, 2025					December 31, 2024
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	400.0	—	—	2,388.5	2,788.5	391.9	—	—	2,110.8	2,502.7
Insurance contract receivables	896.1	23.1	—	—	919.2	763.6	16.8	—	—	780.4
Portfolio investments(1)	68,809.2	4,347.6	2,432.9	(2,265.9)	73,323.8	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	11,655.5	419.0	—	(835.8)	11,238.7	11,203.0	413.7	—	(934.1)	10,682.6
Deferred income tax assets	239.6	1.0	90.9	21.7	353.2	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	4,033.9	14.9	4,256.5	0.1	8,305.4	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	432.0	353.2	1.5	(786.7)	—	242.0	347.4	1.4	(590.8)	—
Other assets	1,917.6	1,943.3	5,207.4	355.4	9,423.7	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	481.5	20.7	—	(502.2)	—	479.5	22.0	—	(501.5)	—
Total assets	88,865.4	7,122.8	11,989.2	(1,624.9)	106,352.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Liabilities
Accounts payable and accrued liabilities	1,937.7	363.0	3,118.8	539.9	5,959.4	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	315.4	0.4	72.9	4.1	392.8	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	1,040.3	92.6	515.8	377.1	2,025.8	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	283.5	689.9	—	—	973.4	309.2	613.8	—	—	923.0
Insurance contract liabilities	48,977.9	4,622.2	—	(851.6)	52,748.5	44,261.7	4,280.2	—	(939.7)	47,602.2
Due to affiliates	35.8	5.8	59.8	(101.4)	—	24.2	—	71.2	(95.4)	—
Borrowings - holding company and insurance and reinsurance companies	1,540.4	—	—	8,971.6	10,512.0	975.8	—	—	7,882.4	8,858.2
Borrowings - non-insurance companies	—	—	3,323.7	6.8	3,330.5	—	—	2,888.9	6.6	2,895.5
Total liabilities	54,131.0	5,773.9	7,091.0	8,946.5	75,942.4	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	31,813.5	1,343.5	3,607.0	(10,571.4)	26,192.6	29,036.2	1,172.2	3,498.9	(9,639.3)	24,068.0
Non-controlling interests	2,920.9	5.4	1,291.2	—	4,217.5	2,735.8	4.4	1,541.0	—	4,281.2
Total equity	34,734.4	1,348.9	4,898.2	(10,571.4)	30,410.1	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	88,865.4	7,122.8	11,989.2	(1,624.9)	106,352.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2025 compared to those identified at December 31, 2024 and disclosed in the company’s 2024 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2025.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2025.
    Book Value Per Basic Share
Common shareholders’ equity at September 30, 2025 was $25,672.4 or $1,203.65 per basic share compared to $22,959.8 or $1,059.60 per basic share at December 31, 2024, representing an increase per basic share in the first nine months of 2025 of 13.6% (an increase of 15.1% adjusted for the $15.00 per common share dividend paid in the first quarter of 2025). During the first nine months of 2025 the number of common shares effectively outstanding decreased by 339,761, primarily as a result of purchases of 541,794 subordinate voting shares for cancellation, partially offset by net issuances of 202,033 subordinate voting shares from treasury (for use in the company’s share based payment awards). At September 30, 2025 there were 21,328,705 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at September 30, 2025 was $2,491.2 (December 31, 2024 - $1,480.5).

	September 30, 2025			December 31, 2024
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	4,508.8	2,666.8	1,842.0	2,923.5	2,374.8	548.7
Poseidon	2,046.3	2,002.0	44.3	2,046.3	1,858.5	187.8
Other non-insurance associates	2,618.9	2,749.9	(131.0)	2,425.1	2,382.6	42.5
	9,174.0	7,418.7	1,755.3	7,394.9	6,615.9	779.0

Non-insurance companies(2):
Fairfax India	985.2	667.7	317.5	910.9	678.6	232.3
Thomas Cook India	530.4	222.5	307.9	687.5	220.3	467.2
Other non-insurance companies(3)	214.5	104.0	110.5	180.6	178.6	2.0
	1,730.1	994.2	735.9	1,779.0	1,077.5	701.5
	10,904.1	8,412.9	2,491.2	9,173.9	7,693.4	1,480.5

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2025, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025).
(2)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025) - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and nine months ended September 30, 2025, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements.
(3)    Includes Dexterra Group, and also Boat Rocker at December 31, 2024.
Normal course issuer bid
Following the expiry on September 29, 2025 of its then current normal course issuer bid, on September 30, 2025 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2026, to acquire up to 2,187,316 subordinate voting shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares and 950,000 Series K preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first nine months of 2025 the company purchased for cancellation 541,794 subordinate voting shares (2024 – 1,012,906) primarily under its normal course issuer bids at a cost of $856.8 (2024 – $1,127.1).
On September 30, 2025 the company redeemed all of its 7,719,843 Series G cumulative fixed rate preferred shares and 2,280,157 Series H cumulative floating rate preferred shares with carrying values of $182.1 and $53.8 for $138.7 (Cdn$193.0) and $41.0 (Cdn$57.0), respectively, or Cdn$25.00 per share and recognized a gain of $56.2 in net changes in capitalization in the consolidated statement of changes in equity.
On March 31, 2025 the company redeemed all of its 5,440,132 Series E cumulative fixed rate preferred shares, 2,099,046 Series F cumulative floating rate preferred shares and 9,200,000 Series M cumulative fixed rate preferred shares with carrying values of $124.5, $48.0 and $179.6 for $94.5 (Cdn$136.0), $36.5 (Cdn$52.5) and $159.8 (Cdn$230.0), respectively, or Cdn$25.00 per share, and recognized a gain of $61.3 in net changes in capitalization in the consolidated statement of changes in equity.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and nine months ended September 30, 2025, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the nine months ended September 30, 2025 and 2024
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $5,085.4 in 2025 from $3,747.5 in 2024, principally reflecting higher net premium collections and a net decrease in restricted cash and cash equivalents in 2025 (primarily related to restricted cash of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia), partially offset by higher net paid losses.
Investing activities for the nine months ended September 30, 2025 and 2024
Sales of investments in associates of $607.5 in 2025 primarily reflected proceeds from the sale of the company's investment in Sigma for cash consideration of $284.1 and the mandatory partial sale of the company's investment in Eurobank for cash consideration of $248.5 (€232.9).
Distributions and dividends from investments in associates of $247.4 in 2025 were primarily from the company’s non-insurance associates and joint ventures, of which $140.3 (€124.5) was the company's share of a dividend paid by Eurobank.
Purchases of investments in associates of $968.6 in 2025 primarily reflected an additional investment of $373.7 in Waterous Energy Fund III, a limited partnership, an investment of $236.5 (€209.7) for an indirect equity interest in Albingia, the first two installment payments totalling $178.6 paid by Fairfax India pursuant to its additional investment in Bangalore Airport, and an investment of $25.0 in Blizzard Vacatia.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $143.0 in 2025 primarily reflected the divestiture of certain grain handling assets by AGT.
Distributions and dividends from investments in associates of $339.7 in 2024 were primarily from the company’s non-insurance associates and joint ventures, of which $127.9 (€118.2) was the company's share of a dividend paid by Eurobank.
Purchases of investments in associates of $269.4 in 2024 primarily reflected an additional investment of $100.4 in the Marval Guru Fund and additional investments in other non-insurance associates and joint ventures
Increase in restricted cash for purchase of subsidiary of $562.7 in 2024 represented cash of $562.7 (Cdn$759.9) at a depository in connection with the company's acquisition of Sleep Country.
Financing activities for the nine months ended September 30, 2025 and 2024
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,458.9 in 2025 principally reflected net proceeds from the issuance of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of $494.5 and $395.1, respectively, after discount, commissions and expenses and net proceeds from the issuance of $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of $288.2 and $215.5, respectively, after discount, commissions and expenses.
Proceeds from borrowings - non-insurance companies of $320.9 in 2025 primarily reflected new borrowings by Peak Achievement and Sleep Country where the proceeds received were used to repay existing borrowings.
Repayments of borrowings - non-insurance companies of $554.5 in 2025 primarily reflected repayments by Peak Achievement and Sleep Country using proceeds from their respective borrowings described above, and Recipe's repayment of its borrowings from additional draws on its revolving credit facility (see below).

Net borrowings on revolving credit facilities and short term loans - non-insurance companies of $682.5, and purchases of subsidiary shares from non-controlling interests of $171.3, in 2025 primarily reflected additional draws by Recipe on its revolving credit facility to repurchase and cancel its common shares not owned by Fairfax and the repayment of its borrowings as described above. Net borrowings on revolving credit facilities and short term loans - non-insurance also included additional borrowings at Dexterra and Sleep Country on their respective revolving credit facilities to support growth.
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,932.9 in 2024 primarily reflected net proceeds from the issuance of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054, the issuance of $600.0 principal amount of 6.10% unsecured senior notes due 2055, and the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033.
Repayments of borrowings - holding company and insurance and reinsurance companies of $1,044.7 in 2024 primarily reflected Allied World's redemption of its $500.0 principal amount of 4.35% senior notes due October 29, 2025, the holding company's redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024, and its redemption of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using net proceeds from the note issuances due 2033 described above.
Purchases of subsidiary shares from non-controlling interests of $142.4 in 2024 primarily reflected the completion of a mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of $126.7.
Holding company
Holding company cash and investments at September 30, 2025 was $2,788.5 ($2,784.4 net of $4.1 of holding company derivative obligations) compared to $2,502.7 ($2,502.1 net of $0.6 of holding company derivative obligations) at December 31, 2024.
Significant cash and investment transactions during the first nine months of 2025 included the completion of offerings of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of $494.5 and $395.1, respectively, the completion of offerings of $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of $288.2 and $215.5, respectively, dividends and loans received from the insurance and reinsurance companies of $758.1, net gains of $584.5 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares and the mandatory partial sale of the company's investment in Eurobank for $190.8 (€183.5), partially offset by purchases for cancellation of 541,794 subordinate voting shares under the terms of the company's normal course issuer bids at a cost of $856.8, a payment of $519.8, excluding accrued interest, to Brit pursuant to which Brit became the primary co-obligor of the 2034 notes and the 2054 notes, the payment of common and preferred share dividends of $364.0, the purchase of a 33.0% indirect equity interest in Albingia for cash consideration of $236.5 (€209.7), redemptions of the company's Series E fixed rate, Series F floating rate and Series M fixed rate cumulative preferred shares for aggregate consideration of $290.8 (Cdn$418.5), redemptions of the company's Series G fixed rate and Series H floating rate cumulative preferred shares for aggregate consideration of $179.7 (Cdn$250.0) and interest payments on unsecured senior notes.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at September 30, 2025 of $2,784.4 provides adequate liquidity to meet the holding company’s remaining known commitments in 2025. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $1.9 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and to receive investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $558.1 in the first nine months of 2025 of a maximum $3,164.7 available for distribution in 2025. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at September 30, 2025.
The holding company’s known significant commitments for the remainder of 2025 consist of an annual payment of $165.0 on the note payable of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Insurance and reinsurance companies
During the first nine months of 2025 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $4,200.7 primarily due to net cash generated by insurance and reinsurance underwriting operations, interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio, net sales of bonds, payment received by Brit from the holding company upon Brit becoming the primary co-obligor of the 2034 notes and the 2054 notes, and the sale of the company's investment in Sigma, partially offset by dividends paid to the holding company and net purchases of common stocks.

Co-obligor Supplemental Financial Information
Allied World co-obligor unsecured senior notes
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the "2055 notes") of which Allied World is a co-obligor. Allied World, the co-obligor of the 2055 notes, is the company’s 83.4%-owned Bermuda-based holding company subsidiary that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The following tables present summarized financial information for:
•Allied World, as the primary co-obligor of the 2055 notes; and
•the holding company, as a co-obligor of the 2055 notes, (collectively, the “Fairfax and Allied World Obligor group”).
Summarized financial information for the Fairfax and Allied World Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Fairfax and Allied World Obligor group have been excluded from the summarized financial information.

	September 30, 2025		December 31, 2024
	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	17,085.2	139.1	15,231.0	152.3
Total assets	24,589.8	1,805.4	22,286.1	1,739.1
Insurance contract liabilities	14,235.7	98.1	12,816.6	93.7
Total liabilities	25,476.0	942.3	22,274.2	266.2

	First nine months
	2025
	Fairfax and Allied World Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	5,184.1	33.2
Insurance service result	688.8	4.1
Interest and dividends	525.4	123.1
Share of profit of associates	86.9	—
Net earnings	1,133.5	86.2

(1)    Combined financial information of the Fairfax and Allied World Obligor group, which excludes: (i) transactions and balances between the holding company and Allied World; (ii) acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the holding company and Allied World.
(2)    Comprised of amounts transacted between the Fairfax and Allied World Obligor group and subsidiaries of the company that are not part of the Fairfax and Allied World Obligor group ("non-Obligor group subsidiaries"). There were no material transactions between the Fairfax and Allied World Obligor group and related parties other than with non-Obligor group subsidiaries.

Aggregate co-obligor unsecured senior notes
The summarized financial information below is being provided in respect of (i) Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 of which Allied World is a co-obligor, and (ii) Fairfax's $323.4 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due in 2034 and $179.7 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due in 2054, of which Brit became a co-obligor as described in note 11 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2025. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The 2034 notes and the 2054 notes are the joint and several obligations of the holding company and Brit, with Brit as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
The following tables present summarized financial information of Fairfax, each co-obligor and other non-obligor operating subsidiaries of Fairfax:

	September 30, 2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,279.4	14,805.8	6,604.7	50,561.1	1,468.5	75,719.5
Total assets	13,044.1	22,023.0	9,274.7	78,070.5	(16,059.8)	106,352.5
Insurance contract liabilities	—	14,235.7	5,740.7	34,584.0	(1,811.9)	52,748.5
Total liabilities	10,171.2	15,304.8	6,753.7	46,328.1	(2,615.4)	75,942.4

	December 31, 2024
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,102.4	13,128.6	5,355.5	45,577.7	1,202.0	67,366.2
Total assets	12,790.7	19,936.3	8,060.3	72,265.4	(16,275.4)	96,777.3
Insurance contract liabilities	—	12,816.6	5,398.0	31,187.8	(1,800.2)	47,602.2
Total liabilities	8,325.0	13,949.2	5,876.6	42,447.4	(2,170.1)	68,428.1

	First nine months
	2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Insurance revenue	—	5,184.1	2,184.9	16,772.7	(657.1)	23,484.6
Net earnings attributable to shareholders of Fairfax	288.4	704.9	317.3	2,234.4	(10.9)	3,534.1
(1)    Excludes acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017 and of Brit in June 2015.
(2)    Corporate and eliminations includes subsidiary intermediate holding companies and consolidating and eliminating entries.

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") and commenced consolidating the assets, liabilities and results of operations of Sleep Country in the company's financial reporting. On November 29, 2024 the company, through its insurance and reinsurance subsidiaries, acquired an additional equity interest in the issued and outstanding common shares of Meadow Foods Limited ("Meadow Foods") and commenced consolidating the assets and liabilities of Meadow Foods in the company's financial reporting. On December 20, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding shares of Peak Achievement Athletics Inc. ("Peak Achievement") that it did not already own and commenced consolidating the assets and liabilities of Peak Achievement in the company's financial reporting.
Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of each of Sleep Country, Meadow Foods and Peak Achievement, the results of which are included in the consolidated financial statements of the company for the three and nine months ended September 30, 2025. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Sleep Country, Meadow Foods and Peak Achievement each represented 11.0%, 9.2% and 10.1%, and 9.3%, 10.6% and 7.5%, respectively, of the company’s consolidated non-insurance revenue for the three and nine months ended September 30, 2025, and each represented 1.5%, 0.8% and 1.1%, respectively, of the company’s consolidated assets, and 1.4%, 0.6% and 0.9%, respectively, of the company’s consolidated liabilities, as at September 30, 2025. The table that follows presents a summary of financial information for Sleep Country, Meadow Foods and Peak Achievement.

	For the nine months ended September 30, 2025
	Sleep Country	Meadow Foods	Peak Achievement
Non-insurance revenue	603.5	686.4	488.1
Net earnings (loss)	16.7	(9.2)	43.0

	As at September 30, 2025
	Sleep Country	Meadow Foods	Peak Achievement
Assets
Portfolio investments	58.0	33.4	22.9
Deferred income tax assets	22.2	—	—
Goodwill and intangible assets	1,054.0	566.9	707.8
Other assets	477.6	204.5	440.2
Total assets	1,611.8	804.8	1,170.9

Liabilities
Accounts payable and accrued liabilities	414.2	148.4	172.3
Deferred income tax liabilities	73.8	88.1	65.2
Borrowings - non-insurance companies	547.6	254.2	468.4
Total liabilities	1,035.6	490.7	705.9
Total Equity	576.2	314.1	465.0
	1,611.8	804.8	1,170.9

Quarterly Data

	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Income(1)	11,851.4	11,665.2	11,363.3	10,396.3	11,917.4	10,108.6	9,860.0	10,782.5
Net earnings	1,245.7	1,601.9	953.0	1,317.9	1,119.5	1,055.8	769.7	1,674.8
Net earnings attributable to shareholders of Fairfax	1,151.7	1,436.7	945.7	1,152.2	1,030.8	915.4	776.5	1,328.5
Net earnings per share	$55.90	$66.34	$46.10	$54.46	$46.04	$40.18	$33.26	$57.02
Net earnings per diluted share	$52.04	$61.61	$42.70	$50.42	$42.62	$37.18	$30.82	$52.87
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting of net claims reserves and a risk adjustment on those reserves for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	Third quarter		First nine months
	2025	2024	2025	2024
Insurance revenue	8,266.7	8,139.6	23,484.6	23,319.9
Cost of reinsurance	(1,447.7)	(1,636.0)	(4,110.6)	(4,782.8)
Net insurance revenue	6,819.0	6,503.6	19,374.0	18,537.1
Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.

	Third quarter		First nine months
	2025	2024	2025	2024
Insurance service expenses	(6,452.1)	(6,633.4)	(19,374.3)	(19,032.5)
Recoveries of insurance service expenses	876.6	1,178.8	2,851.1	3,605.2
Net insurance service expenses	(5,575.5)	(5,454.6)	(16,523.2)	(15,427.3)
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three and nine months ended September 30, 2025, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".
Adjusted operating income (loss) – Calculated as the sum of property and casualty insurance and reinsurance companies underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".

	Third quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	2,359.6	2,320.5	4,361.7	4,183.0	1,600.2	1,698.0	8,321.5	8,201.5
Cost of reinsurance(1)	(362.4)	(365.3)	(703.3)	(733.8)	(497.8)	(651.1)	(1,563.5)	(1,750.2)
Net insurance revenue	1,997.2	1,955.2	3,658.4	3,449.2	1,102.4	1,046.9	6,758.0	6,451.3
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(90.7)	(113.5)	105.0	166.3	(28.4)	(78.8)	(14.1)	(26.0)
Net premiums earned	1,906.5	1,841.7	3,763.4	3,615.5	1,074.0	968.1	6,743.9	6,425.3

Total underwriting expenses, net:
Losses on claims - accident year	1,209.1	1,183.2	2,364.7	2,378.9	655.2	693.8	4,229.0	4,255.9
Net favourable prior year reserve development	(39.0)	(23.2)	(2.1)	(14.8)	(70.1)	(92.5)	(111.2)	(130.5)
Losses on claims - calendar year	1,170.1	1,160.0	2,362.6	2,364.1	585.1	601.3	4,117.8	4,125.4
Commissions	297.2	304.4	668.4	610.6	181.4	156.3	1,147.0	1,071.3
Other underwriting expenses	306.4	290.2	406.0	352.9	226.4	195.8	938.8	838.9
Total underwriting expenses, net	1,773.7	1,754.6	3,437.0	3,327.6	992.9	953.4	6,203.6	6,035.6
Underwriting profit	132.8	87.1	326.4	287.9	81.1	14.7	540.3	389.7
Combined ratio, undiscounted	93.0%	95.3%	91.3%	92.0%	92.4%	98.5%	92.0%	93.9%

	First nine months
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	6,771.7	6,585.8	12,302.4	11,655.1	4,544.6	5,256.2	23,618.7	23,497.1
Cost of reinsurance(1)	(1,004.8)	(978.6)	(1,948.5)	(2,067.0)	(1,449.9)	(2,046.5)	(4,403.2)	(5,092.1)
Net insurance revenue	5,766.9	5,607.2	10,353.9	9,588.1	3,094.7	3,209.7	19,215.5	18,405.0
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(247.0)	(297.4)	486.6	558.1	(40.5)	(383.0)	199.1	(122.3)
Net premiums earned	5,519.9	5,309.8	10,840.5	10,146.2	3,054.2	2,826.7	19,414.6	18,282.7

Total underwriting expenses, net:
Losses on claims - accident year	3,525.9	3,359.2	7,318.2	6,609.8	1,940.5	1,883.7	12,784.6	11,852.7
Net favourable prior year reserve development	(78.6)	(54.1)	(219.5)	(63.9)	(195.4)	(174.2)	(493.5)	(292.2)
Losses on claims - calendar year	3,447.3	3,305.1	7,098.7	6,545.9	1,745.1	1,709.5	12,291.1	11,560.5
Commissions	878.0	848.1	1,930.1	1,702.8	494.7	469.1	3,302.8	3,020.0
Other underwriting expenses	894.8	872.1	1,205.9	1,109.0	655.9	588.0	2,756.6	2,569.1
Total underwriting expenses, net	5,220.1	5,025.3	10,234.7	9,357.7	2,895.7	2,766.6	18,350.5	17,149.6
Underwriting profit	299.8	284.5	605.8	788.5	158.5	60.1	1,064.1	1,133.1
Combined ratio, undiscounted	94.6%	94.6%	94.4%	92.2%	94.8%	97.9%	94.5%	93.8%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group at September 30, 2025, and also Boat Rocker at December 31, 2024.

	September 30, 2025			December 31, 2024
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	9,174.0	7,418.7	1,755.3	7,394.9	6,615.9	779.0
Non-insurance companies	1,730.1	994.2	735.9	1,779.0	1,077.5	701.5
	10,904.1	8,412.9	2,491.2	9,173.9	7,693.4	1,480.5
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the values included in the consolidated balance sheets as at September 30, 2025 and December 31, 2024, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	September 30, 2025		December 31, 2024
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	10,279.0	8,316.1	8,144.8	7,153.3
Less:
Insurance and reinsurance investments in associates(1)	1,038.8	830.7	745.9	532.8
Associates held by consolidated non-insurance companies(2)	66.2	66.7	4.0	4.6
Non-insurance associates included in the performance measure	9,174.0	7,418.7	7,394.9	6,615.9
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025.
(2)    Comprised of associates held by Thomas Cook India (including its share of Quess) and Dexterra Group at September 30, 2025, and also Boat Rocker at December 31, 2024.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at September 30, 2025 and December 31, 2024, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	September 30, 2025			December 31, 2024
	Market traded non-insurance companies	All other non-insurance companies	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies	Total non-insurance companies(1)
Portfolio investments(2)	2,355.7	77.2	2,432.9	2,180.1	111.8	2,291.9
Deferred income tax assets	28.3	62.6	90.9	36.3	52.3	88.6
Goodwill and intangible assets	497.1	3,759.4	4,256.5	582.7	3,599.0	4,181.7
Other assets(3)	1,154.0	4,054.9	5,208.9	1,190.9	4,014.3	5,205.2
Total assets	4,035.1	7,954.1	11,989.2	3,990.0	7,777.4	11,767.4

Accounts payable and accrued liabilities(3)	908.6	2,270.0	3,178.6	839.6	2,402.0	3,241.6
Derivative obligations	—	72.9	72.9	0.1	82.6	82.7
Deferred income tax liabilities	83.6	432.2	515.8	68.9	445.4	514.3
Borrowings - non-insurance companies	831.2	2,492.5	3,323.7	676.3	2,212.6	2,888.9
Total liabilities	1,823.4	5,267.6	7,091.0	1,584.9	5,142.6	6,727.5

Shareholders’ equity attributable to shareholders of Fairfax(4)	994.2	2,612.8	3,607.0	1,077.5	2,421.4	3,498.9
Non-controlling interests	1,217.5	73.7	1,291.2	1,327.6	213.4	1,541.0
Total equity	2,211.7	2,686.5	4,898.2	2,405.1	2,634.8	5,039.9
Total liabilities and total equity	4,035.1	7,954.1	11,989.2	3,990.0	7,777.4	11,767.4
(1)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.

(2)    Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(3)    Other assets include due from affiliates. Accounts payable and accrued liabilities include due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for the larger property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First nine months
	2025	2024
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	4,218.7	3,787.5
All other reporting segments	866.7	(40.0)
Net purchases of investments classified at FVTPL	(1,367.4)	(490.0)
Cash provided by operating activities as presented in the consolidated statement of cash flows	3,718.0	3,257.5

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.